
14005032



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 1/24/14

Received SEC
JAN 24 2014
Washington, DC 20549

January 24, 2014

Act: 1934
Section:
Rule: 14a-8 (OD2)
Public
Availability: 1-24-14

Robert W. Reeder
Sullivan & Cromwell LLP
reederr@sullcrom.com

Re: American International Group, Inc.

Dear Mr. Reeder:

This is in regard to your letter dated January 24, 2014 concerning the shareholder proposal submitted by Harrington Investments, Inc. for inclusion in AIG's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that AIG therefore withdraws its January 8, 2014 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Adam F. Turk
Attorney-Adviser

cc: John Harrington
Harrington Investments, Inc.
john@harringtoninvestments.com

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

January 24, 2014

Via E-mail: shareholderproposals@sec.gov

Securities and Exchange Commission,
Division of Corporation Finance,
Office of Chief Counsel,
100 F Street, N.E.,
Washington, D.C. 20549

Re: American International Group, Inc. — Withdrawal of No-Action Request Letter

Ladies and Gentlemen:

In a letter dated January 8, 2014 (the "No-Action Request Letter"), we requested that the staff of the Division of Corporation Finance of the Securities and Exchange Commission concur that our client, American International Group, Inc. (the "Company"), could exclude from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders a stockholder proposal and its accompanying supporting statement, dated December 3, 2013 (the "Proposal"), submitted by Harrington Investments, Inc. (the "Proponent").

Attached hereto as Annex A is an e-mail exchange between the Company and the Proponent, dated January 23, 2014, wherein the Proponent agrees to withdraw the Proposal conditioned upon the withdrawal of the No-Action Request Letter. In reliance on the Proponent's agreement to withdraw the Proposal, we hereby withdraw the No-Action Request Letter.

If you have any questions regarding this matter, or need any additional information, please do not hesitate to call me at 212-558-3755.

Very truly yours,



Robert W. Reeder

(Enclosures)

cc: Thomas A. Russo
Jeffrey A. Welikson
James J. Killerlane
Eric N. Litzky
(American International Group, Inc.)

John Harrington
(Harrington Investments, Inc.)

ANNEX A

From: Welikson, Jeffrey
Sent: Thursday, January 23, 2014 6:23 PM
To: 'John Harrington:'
Subject: RE: Shareholder Proposal

Dear Mr. Harrington,

In exchange for your agreement to withdraw your shareholder proposal, AIG hereby agrees to withdraw its no-action request to the SEC with respect to the proposal.
AIG will submit a written withdrawal of its no-action request to the SEC, attaching this email exchange as evidence of your withdrawal of the proposal.

Sincerely yours,

Jeffrey A. Welikson

Jeffrey A. Welikson
AIG
Vice President, Corporate Secretary and
Deputy General Counsel
Corporate Legal, Compliance, Regulatory and
Government Affairs

80 Pine Street, 13th Floor, New York, NY 10005

Tel +1 212 770 6032 | Fax +1 877 792 6038

Jeffrey.Welikson@aig.com | www.aig.com

From: John Harrington: [mailto:john@harringtoninvestments.com]
Sent: Thursday, January 23, 2014 5:25 PM
To: Welikson, Jeffrey
Subject: Shareholder Proposal

January 23, 2014

Jeffrey A. Welikson

AIG

80 Pine Street, 13th Floor

New York, NY 10005

Dear Mr. Welikson:

I will agree to withdraw my shareholder proposal on directors' and officers' fiduciary, moral and legal obligations to stakeholders if you will agree to withdraw your no action request to the SEC.

I look forward to hearing from you in the near future.

Sincerely,

John Harrington

Harrington Investments, Inc.
1001 2nd Street Suite 325
Napa, CA 94559
T 800.788.0154
F 707.257.7923
www.harringtoninvestments.com

From: John Harrington: [mailto:john@harringtoninvestments.com]
Sent: Friday, January 24, 2014 12:34 PM
To: Welikson, Jeffrey
Cc: Sanford Lewis
Subject: shareholder resolution

Dear Mr. Welikson:

Pursuant to my letter (email) of January 23, 2014, I would like to withdraw my shareholder resolution at AIG on directors' and officers' fiduciary, moral and legal obligations to stakeholders based upon your agreement to withdraw your no action request to the SEC.

Sincerely,

John Harrington
Harrington Investments, Inc.
1001 2nd Street Suite 325
Napa, CA 94559
T 800.788.0154
F 707.257.7923
www.harringtoninvestments.com

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

January 8, 2014

Via E-mail: shareholderproposals@sec.gov

Securities and Exchange Commission,
Division of Corporation Finance,
Office of Chief Counsel,
100 F Street, N.E.,
Washington, D.C. 20549

Re: American International Group, Inc. — Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of our client American International Group, Inc. (the "Company"), we hereby submit this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a proposal, dated December 3, 2013 (the "Proposal"), submitted for inclusion in the Company's proxy materials (the "Proxy Materials") for its 2014 Annual Meeting of Shareholders ("2014 Annual Meeting") by Harrington Investments, Inc. (the "Proponent"). The Proposal, the accompanying supporting statement (the "Supporting Statement") and all other correspondence with the Proponent are attached to this letter as Annex A.

We believe that the Proposal and Supporting Statement may be omitted from the Proxy Materials pursuant to: (i) Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations, (ii) Rule 14a-8(i)(10) because the Proposal has already been substantially implemented and (iii) Rule 14a-8(i)(3) because the Proposal is so vague and indefinite that neither the stockholders voting on the Proposal nor the Company in implementing the Proposal would be able to determine with any reasonable certainty what actions to take.

In accordance with Rule 14a-8(j) under the Exchange Act, this letter constitutes notice of the Company's intention to omit the Proposal and Supporting Statement from the Proxy Materials, and we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from the Proxy Materials.

This letter constitutes our statement of the reasons why we deem this omission to be proper. We have submitted this letter, including the Annexes, to the Commission via e-mail to shareholderproposals@sec.gov.

The Proposal

Following several "Whereas" clauses, the Proposal sets forth the following resolution:

> **Be it Therefore Resolved**
>
> Shareholders request the board of directors prepare a policy review, at reasonable expense, evaluating opportunities for clarifying and enhancing implementation of directors' and officers' fiduciary, moral and legal obligations to shareholders and other stakeholders, and to report on their findings, excluding proprietary or legally prejudicial information, no later than six months following the 2014 annual shareholder meeting.
>
> Such a report may include concrete recommendations such as amending the bylaws, articles of incorporation, or committee charters to include specific language articulating or strengthening the company's standards for directors' and officers' conduct and company oversight.

The full text of the Proposal and the Supporting Statement is set forth in Annex A.

Grounds for Omission

A. The Proposal relates to the Company's ordinary business operations.

The Proposal is properly excludable from the Proxy Materials pursuant to Rule 14a-8(i)(7) because the underlying subject matter of the Proposal is within the ordinary business operations of the Company. Specifically, the Proposal is excludable because it relates to the Company's legal and compliance program and adherence to ethical business practices, encompasses a broad group of employees and imposes a specific timeframe for action.

Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal that deals with a "matter relating to the company's ordinary business operations." According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018, *Amendments to Rules on Shareholder Proposals,* [1998 Transfer Binder] *Fed. Sec. L. Rep. (CCH)* ¶ 86,018, at 80,539 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission outlines two central considerations for determining whether the ordinary business exclusion applies: (i) was the task "so fundamental to management's ability to run a company on a day-to-day basis" that it could not be subject to direct shareholder oversight; and (ii) "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* at 80,539-40.

The Proposal's request for the preparation of a special report does not change the nature of the inquiry. In applying Rule 14a-8(i)(7) to proposals requesting companies to prepare reports on specific aspects of their business, the Staff has determined to consider "whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable." Release No. 34-20091, *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, [1983-84 Transfer Binder] *Fed. Sec. L. Rep. (CCH)* ¶ 83,417, at 86,205 (Aug. 16, 1983). Accordingly, the subject matter of the report should be considered.

1. The Proposal relates to the Company's legal and compliance program, which is part of the Company's ordinary business operations.

The Proposal is excludable because it relates to a task that is fundamental to the Company's ability to run itself on a day-to-day basis. Specifically, the Proposal relates to the Company's legal and compliance program applicable to employees. The Staff has repeatedly recognized that "[p]roposals that concern a company's legal compliance program are generally excludable under rule 14a-8(i)(7)." *Raytheon Co.* (Mar. 25, 2013). *See also FedEx Corp.* (July 14, 2009) (concurring that a proposal that requested the preparation of a report discussing the company's compliance with state and federal laws governing proper classification of employees and independent contractors was excludable); *The AES Corp.* (Jan. 9, 2007) (concurring that a proposal that sought creation of a board oversight committee to monitor compliance with applicable laws, rules and regulations was excludable); *Halliburton Co.* (Mar. 10, 2006) (concurring that a proposal that requested the preparation of a report on the policies and procedures adopted to reduce or eliminate the reoccurrence of certain violations and investigations potentially damaging to the company's reputation and stock value was excludable).

In this case, the Proposal requests a report on the Company's legal and compliance policies that are appropriately left to the ordinary business operations of the Company. The Proposal asks for a policy review related to, among other things, fiduciary and legal obligations of the Company's directors and officers. Such a review is squarely within the management function of the Company as part of a legal and compliance program. The Proposal specifies that the requested review "at a minimum" include the duties of "loyalty", "care", and "candor". These three duties are three fiduciary duties discussed, addressed and applied under Delaware corporate law. *See generally* 1 Edward P. Welch et al., *Folk on the Delaware General Corporation Law* §§ 141.2.1.1-3 (5th ed. 2013). The Company, as a Delaware corporation, is subject to Delaware corporate law, and the duties of "loyalty", "care", and "candor" apply to the Company's directors and to certain officers. *Id.* The Proponent's emphasis on these three well established duties demonstrates that the Proposal relates to a legal and compliance program that is well within the ordinary business operations of the Company.

2. The Proposal relates to the Company's ethical business practices, which is part of the Company's ordinary business operations.

The Staff has long expressed the view that "[p]roposals that concern general adherence to ethical business practices and policies are generally excludable under Rule 14a-8(i)(7)." *The Walt Disney Co.* (Dec. 12, 2011). *See also Verizon Communications Inc.* (Jan. 10, 2011); *International Business Machines Corp.* (Jan. 7, 2010). The Proponent refers to "ethical relationship with shareholders", an "'erosion of standards of responsibility and ethics'" and "destructive, unethical behavior[ ]." All of these references directly relate to the Company's adherence to ethical business practices. This interpretation of the Proposal is confirmed by the Proposal's reference to "moral" obligations to shareholders and other stakeholders. While what exactly is covered by "moral" obligations to shareholders and other stakeholders is very unclear, at a minimum it relates to ethical conduct. Thus, the clear thrust of the Proposal relates to the Company's compliance with ethical business standards, and it is therefore excludable from the Proxy Materials as relating to the Company's ordinary course of business.

3. The Proposal seeks to micro-manage the Company's operations by requiring a report applicable to a broad group of employees on a short timeframe.

The second consideration outlined in the 1998 Release, the degree to which a proposal seeks to "micro-manage", is applicable in this case because the Proposal calls for a detailed review and report in a short timeframe and probes too deeply into the Company's operations, including the manner in which the Company oversees employees other than senior executive officers and directors.

The 1998 Release provides that when a shareholder proposal "seeks to impose specific timeframes or methods for implementing complex policies" it may be excludable as micro-management under the ordinary business operations exclusion in Rule 14a-8(i)(7). The Staff has indicated that a shareholder proposal that sets a specific date for the delivery of a report involves the micro-managing of a company's operations and is excludable. In *The Chubb Corp.* (Feb. 26, 2007), the Staff concurred that a proposal requesting that the board provide a report related to climate change within six months of the upcoming annual meeting was excludable as relating to its ordinary business operations.

The Proposal attempts to micro-manage the Company's operations by requesting a detailed and wide-ranging review of the manner in which the Company oversees a large group of employees on a short timeframe. The Proposal specifically requests "[a] report on findings ... no later than six months following the 2014 annual shareholder meeting." The imposition of a specific timeframe for implementing a shareholder proposal is explicitly treated as micro-management in the 1998 Release. The Proposal also contemplates that the report may include "amending the bylaws, articles of incorporation or committee charters to include specific language articulating or strengthening the company's standards for directors' and officers' conduct and company oversight." This level of detail probes too deeply into how the Company oversees its employees and, therefore, is encompassed within the Company's ordinary course of business and excludable under Rule 14a-8(i)(7).

4. The Proposal impermissibly encompasses the management of a broad group of employees.

The Staff has historically drawn a distinction between matters related to only senior executive officers and directors and those related to general employees of a company. In *Staff Legal Bulletin No. 14A* (July 12, 2002), the Staff created a bright-line analysis between proposals that focus on equity compensation plans related to only senior executive officers and directors and those applying to a broader group of employees. *See, e.g., Wells Fargo & Co.* (Mar. 14, 2011) (proposal deemed excludable that related to compensation of 100 highest-paid employees); *3M Co.* (Mar. 6, 2008) (proposal deemed excludable that related to compensation of "high-level" 3M employees); *Alliant Energy Corp.* (Feb. 4, 2004) (proposal deemed excludable that related to compensation of "all levels of vice president" and "all levels of top management").

The Proposal extends the policy review to the fiduciary, moral and legal obligations of all "officers", which clearly covers employees other than senior executive officers of the Company. Because the Proposal seeks a detailed review of the Company's management of a large group of non-senior employees within a short timeframe, it is excludable under Rule 14a-8(i)(7) as micro-managing a matter related to the ordinary business operations of the Company.

5. The Proposal does not raise a significant social policy issue.

In the 1998 Release, the Commission stated that proposals "focusing on sufficiently significant social policy issues" would not be excludable, because the proposals "transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." 1998 Release, at 80,540 (footnote omitted).

The Proposal is very AIG-specific: The whereas clauses refer to:

- the TARP funds received by the Company;
- the $182 billion of credit extended to the Company;
- public criticism of the Company's compensation practices; and
- bad press received by the Company's CEO.

In short, the Proposal has been specifically targeted to AIG. The Proponent has not cited any significant policy issues raised by the Proposal.

Based on the foregoing, we respectfully request that the Staff concur that the Company may exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(7) as it relates to the Company's ordinary business operations.

B. The Proposal has already been substantially implemented.

Rule 14a-8(i)(10) permits the exclusion of a shareholder proposal from a company's proxy materials "[i]f the company has already substantially implemented the proposal." This exclusion is "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management." Exchange Act Release No. 12598, *Proposed Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders,* [1976-77 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 80,634, at 86,600 (July 7, 1976) (regarding the predecessor to Rule 14a-8(i)(10)). Although the predecessor to the current rule required that a proposal be "fully effected" by the company in order to be excludable, the Commission has since made clear that substantial implementation requires less than this. Exchange Act Release No. 20091, *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, [1983-1984 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 83,417, at 86,205 (Aug. 16, 1983). The Staff has consistently interpreted this to mean that a company has substantially implemented a proposal when it has put in place policies and procedures addressing the proposal's underlying concern or implementing its essential objective. *See, e.g., Exelon Corp.* (Feb. 26, 2010); *Anheuser-Busch Cos., Inc.* (Jan. 17, 2007); *Talbots, Inc.* (Apr. 5, 2002). Further, the company need not take the exact action requested and the company may exercise discretion in implementation without losing the right to exclude the proposal. *See, e.g., McKesson Corp.* (Apr. 8, 2011). Accordingly, even if a company has not implemented every detail of a proposal, the proposal still may be excluded provided that the company has *substantially* implemented it. Finally, the Staff has stated that a proposal is substantially implemented if the company's "policies, practices and procedures, as well as its public disclosures, compare favorably with the guidelines of the proposal." *Duke Energy Corp.* (Feb. 21, 2012). *See also The Goldman Sachs Group, Inc.* (Mar. 15, 2012) (concurring that a proposal requesting the formation of a board committee to review and report how the company is responding to risks, including reputational risks, associated with high levels of senior executive compensation was substantially implemented because the "public disclosures" in the company's proxy statement "compare[d] favorably with the guidelines of the proposal"); *Entergy Corp.* (Feb. 14, 2012) (concurring that a proposal requesting the appointment of a board committee to review and report on the company's nuclear safety policies was substantially implemented because the "public disclosures" in the company's safety policy and annual sustainability report "compare[d] favorably with the guidelines of the proposal").

The Proposal requires a review evaluating opportunities for clarifying and enhancing implementation of directors' and officers' fiduciary, moral and legal obligations to shareholders and other stakeholders. As described in further detail below, the Company's policies, practices and procedures, and public disclosures "compare favorably" with the Proposal, and exclusion pursuant to Rule 14a-8(i)(10) is therefore warranted.

1. Oversight by the Regulatory, Compliance and Public Policy Committee and the Nominating and Corporate Governance Committee.

The Regulatory, Compliance and Public Policy Committee ("RCPPC") of the Board and the Nominating and Corporate Governance Committee ("NCGC") of the Board already have direct oversight of the issues cited in the Proposal. The RCPPC

Charter, attached hereto as Annex B-1, and publicly available on the Company's website,[1] clearly states that the RCPPC has the duty and responsibility:

> E. To review periodically management's development of compliance policies and procedures as are appropriate or necessary.
>
> F. To review periodically management's development of measures intended to ensure that AIG's policies and procedures on compliance are properly disseminated, understood and followed by AIG employees.
>
> G. To review periodically management's implementation of AIG's compliance program, and to receive reports of significant violations of AIG's Code of Conduct and AIG's Director, Executive Officer and Senior Financial Officer Code of Business Conduct and Ethics.
>
> H. To review periodically management's procedures for the receipt, retention and treatment of complaints received by AIG regarding compliance or regulatory matters whether through the AIG Compliance Help Line or any other sources.

Likewise, the NCGC Charter, attached hereto as Annex B-2, and publicly available on the Company's website,[2] explicitly provides that the NCGC has the duty and responsibility:

> A. To develop and recommend to the Board a set of corporate governance guidelines, to assist the Board in interpreting those guidelines, to review and reassess the adequacy of those guidelines at least annually, and to recommend any changes to those guidelines to the Board.
>
> . . .

---

1 Available at http://media.corporate-ir.net/media_files/irol/76/76115/RCPPC_Charter_032509.pdf

2 Available at http://library.corporate-ir.net/library/76/761/76115/items/293807/NomandCorpGovernanceCommCharter.pdf

E. To advise the Board on corporate governance matters, including recommending practices that enable the Board to comply with applicable laws and regulations.

Thus, the RCPPC and NCGC periodically review and act upon the very items encompassed by the Proposal.

2. Review conducted by an independent consultant.

As previously disclosed in the Company's prior filings with the Commission, from 2006 until February 2012, AIG retained an independent consultant to conduct a review that included, among other things, an assessment of the effectiveness of AIG's regulatory, compliance and legal functions. Consequently, the Company has already responded to the Proponent's request to utilize independent experts to improve the oversight of the activities of its directors and officers to ensure compliance with their fiduciary, moral and legal obligations.

3. The Company's Code of Business Conduct and Ethics, Code of Conduct and Corporate Governance Guidelines.

The Company has already adopted and posted to its website a Director, Executive Officer and Senior Financial Officer Code of Business Conduct and Ethics ("Code of Business Conduct and Ethics"),[3] which is attached hereto as Annex C, as well as a Code of Conduct ("Code of Conduct"),[4] attached hereto as Annex D, that applies to all Company officers and employees, including officers subject to the Code of Business Conduct and Ethics.

Both the Code of Business Conduct and Ethics and Code of Conduct clearly lay out the duties required of the Company's directors, officers and employees, including the duties specifically enumerated by the Proponent in the Supporting Statement: loyalty, care and candor. For example, each of the Code of Business Conduct and Ethics and Code of Conduct sets forth guidelines regarding:

- the duty to act with integrity, which requires being honest and candid;

---

[3] Available at http://www.aig.com/Chartis/internet/US/en/CoC-DO-SFO_tcm3171-484845.pdf

[4] Available at http://www.aig.com/code-of-conduct_3171_466667.html

- identifying and reporting potential conflicts of interest;
- the use of Company assets, including corporate opportunities;
- fair dealing requirements applicable to all business conduct; and
- compliance with laws, rules and regulations (including insider trading).

The Supporting Statement requests that the Company's leaders be held "accountable to the highest possible standard of conduct." Page two of the Code of Business Conduct and Ethics states that it embodies the commitment of the Company "to conduct its business with the highest ethical standards and in accordance with all applicable laws, rules and regulations of the countries in which AIG engages in business," and page two of the Code of Conduct provides that management seeks a "company-wide commitment to adhering to the highest standards of integrity and conduct." Under the Code of Conduct, all Company officers and employees are expected to participate in ethics and compliance training to keep up-to-date on current standards and expectations.

In addition, the Company has also adopted Corporate Governance Guidelines which are publicly available on the Company's website[5] and attached as Annex E. The Corporate Governance Guidelines specify the expectations of conduct by directors. In particular, the Corporate Governance Guidelines address loyalty and ethics: "In their role as directors, all directors owe a duty of loyalty to AIG. This duty of loyalty mandates that directors act in the best interests of AIG and not act for personal benefit at the expense of AIG." This directly responds to one of the objectives of the Proposal.

4. The Company's regular review of corporate governance developments.

The Proposal contemplates "amending the bylaws, articles of incorporation, or committee charters to include specific language articulating or strengthening the company's standards for directors' and officers' conduct and company oversight." As discussed above, the Company's governance documents already articulate rigorous director and officer standards. Moreover, as previously disclosed in the Company's prior filings with the Commission, the Board regularly (but not less than annually) reviews corporate governance developments and modifies its Corporate

---

5 Available at http://www.aig.com/Chartis/internet/US/en/Corporate-Governance-Guidelines-03-13-2013_tcm3171-440363.pdf

Governance Guidelines, committee charters and practices from time to time. For example, the Board last amended the Corporate Governance Guidelines in March 2013. The Company also performs an annual review of its legal and compliance policies and, if necessary, updates them to reflect applicable rules and regulations. These ongoing reviews surpass the one-time nature of the process requested by the Proposal and ensure that the Company maintains high standards for its directors and officers.

In light of the foregoing, it is clear that the Company's policies, practices and procedures, and public disclosures, compare favorably with the guidelines of the Proposal. Accordingly, we respectfully request that the Staff concur that the Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(10) as the Company has substantially implemented the Proposal.

C. The Proposal is impermissibly vague and indefinite and therefore inherently misleading.

Rule 14a-8(i)(3) permits the exclusion of proposals and supporting statements that are "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." As the Staff explained in *Staff Legal Bulletin No. 14B* (Sept. 15, 2004), Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal is "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." The Company believes that the Proposal is impermissibly vague and indefinite because it is unclear as to which "moral" obligations are intended to be addressed by the requested review.

The Staff has concurred that a proposal is excludable under Rule 14a-8(i)(3) where a key term of the proposal is left undefined or a material provision of the proposal is drafted such that it is subject to multiple interpretations. *See Morgan Stanley* (Mar. 12, 2013) (concurring that a proposal requesting the appointment of a committee to explore "extraordinary transactions" was vague and indefinite); *The Boeing Co.* (Recon. Mar. 2, 2011) (concurring with the exclusion of a proposal that would have requested that the issuer encourage senior executives to relinquish "executive pay rights," because the proposal did not define or otherwise provide guidance regarding how the term "executive pay rights" would apply to the company's various compensation programs); *Bank of America Corp.* (Feb. 22, 2010) (concurring with the exclusion of a proposal that called for the creation of a board committee on "US Economic Security" because the proposal did not define the term "US Economic Security" and offered only an illustrative list of factors for the Committee to review); *The Boeing Co.* (Feb. 5, 2010) (concurring that a proposal requesting the formation of a committee to ensure that the company acts in accordance with "the Universal Declaration of Human Rights" was vague and indefinite). The rationale for treating an ambiguously drafted proposal as materially misleading is that, as the Staff observed in *Fuqua Industries, Inc.* (Mar. 12, 1991), ambiguity creates the risk that "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal."

In this case, the Proposal is fundamentally vague and indefinite in its explanation of the task requested of the Board. The central request of the Proposal is that the Board "conduct a policy review ... evaluating opportunities for clarifying and enhancing implementation of directors' and officers' fiduciary, moral and legal obligations to shareholders and other stakeholders." "Moral" must mean something in addition to the extensive fiduciary and legal obligations to which the Company and its directors and officers are subject. What "moral" means in this context is simply undefined.

The Proposal does not describe or provide any guidance as to what those "moral" obligations are to be reviewed. What is or is not moral must be judged by reference to a set of values and beliefs. But the Proposal simply fails to provide the needed guidance on this starting point. What is "moral" may vary drastically depending on what the starting point is. Do U.S. or non-U.S. standards apply? Should the Board use concepts of international law to frame the review? The lack of guidance simply leaves the Board and shareholders guessing on what moral obligations are to be reviewed. As a result, any action taken by the Board to implement the Proposal may be significantly different from that envisaged by shareholders voting on the Proposal.

For the foregoing reasons, the Company respectfully requests that the Staff concur that the Proposal may be excluded from the Proxy Materials as vague and indefinite and therefore materially false and misleading pursuant to Rule 14a-8(i)(3).

Conclusion

On behalf of the Company, we hereby respectfully request that the Staff indicate that it will not recommend enforcement action to the Commission if the Proposal and Supporting Statement are excluded from the Proxy Materials pursuant to Rule 14a-8(i)(3), Rule 14a-8(i)(7) and Rule 14a-8(i)(10).

In accordance with Rule 14a-8(j), we, on the Company's behalf, are contemporaneously notifying the Proponent, by copy of this letter, including the Annexes, of the Company's intention to omit the Proposal and Supporting Statement from its Proxy Materials.

If you have any questions regarding this request, or need any additional information, please telephone Robert W. Reeder at 212-558-3755.

Very truly yours,



Robert W. Reeder

(Enclosures)

cc: Thomas A. Russo
Jeffrey A. Welikson
James J. Killerlane
Eric N. Litzky
(American International Group, Inc.)

John Harrington
(Harrington Investments, Inc.)

ANNEX A

(Please see the attached.)


HARRINGTON
INVESTMENTS, INC.

December 3, 2013

AIG
Secretary of AIG
180 Maiden Lane
New York, New York 10038

Dear Corporate Secretary,

As a beneficial owner of AIG company stock, I am submitting the enclosed shareholder resolution for inclusion in the 2014 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (the "Act"). I am the beneficial owner, as defined in Rule 13d-3 of the Act, of at least $2,000 in market value of AIG common stock. I have held these securities for more than one year as of the filing date and will continue to hold at least the requisite number of shares for a resolution through the shareholder's meeting. I have enclosed a copy of Proof of Ownership from Charles Schwab & Company. I or a representative will attend the shareholder's meeting to move the resolution as required.

Sincerely,

John Harrington
President

encl.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
WWW.HARRINGTONINVESTMENTS.COM

charles SCHWAB
ADVISOR SERVICES

PO Box 52013, Phoenix, AZ 85072-2013

December 3, 2013

AIG
Secretary of AIG
180 Maiden Lane
New York, New York 10038

RE: Account XXXX- *** FISMA & OMB Memorandum M-07-16 ***
Harrington Investments

Dear Secretary:

Please accept this letter as confirmation of ownership of 100 shares of American International Group, Inc common stock (Symbol: AIG) in the account referenced above. These shares have been held continuously since initial purchase on 09/17/2012.

Should additional information be needed, please feel free to contact me directly at 877-393-1949 between the hours of 6:30 am and 6:00 pm EST.

Sincerely,



Kirk Eldridge
Advisor Services
Charles Schwab & Co. Inc.

cc: Harrington Investments via fax 707-257-7923

Whereas, the massive financial crisis of 2008, of which the impacts "are likely to be felt for a generation," was the result of an "erosion of standards of responsibility and ethics," "dramatic failures of corporate governance and risk management" and eventually a "systemic breakdown in accountability and ethics" throughout the economy[1];

Whereas, the Congressional Oversight Panel created to review the distribution of TARP funds referred to AIG's "insatiable appetite for risk and blindness to its own liabilities" as a cause for the Company's downfall, and by implication, its substantial contribution to the financial crisis;

Whereas, the American people rescued our company, with an unprecedented $182 billion, the most taxpayer money ever directed to a company in crisis in US history, and making the company a focus of public criticism of taxpayer-financed million dollar bonuses and exorbitantly luxurious travel accommodations in the midst of the crisis and bail-out;

Whereas, AIG's CEO garnered more bad press for the company, in a Wall Street Journal interview, by likening public criticism to lynch-mobs in the Deep South[6];

Whereas, the US Attorney General has stated that because some institutions are too big to fail, righting of destructive, unethical behaviors at companies could "have a negative impact on the national economy, perhaps even the world economy." This makes internal accountability and observance of moral responsibilities more important than ever before.

Be it Therefore Resolved

Shareholders request the board of directors prepare a policy review, at reasonable expense, evaluating opportunities for clarifying and enhancing implementation of directors' and officers' fiduciary, moral and legal obligations to shareholders and other stakeholders, and to report on their findings, excluding proprietary or legally prejudicial information, no later than six months following the 2014 annual shareholder meeting.

Such a report may include concrete recommendations such as amending the bylaws, articles of incorporation, or committee charters to include specific language articulating or strengthening the company's standards for directors' and officers' conduct and company oversight.

Supporting Statement

Fiduciary standards, codified in early law, secularized theological traditions applied to commercial pursuits and obligate directors to an ethical relationship with shareholders based

[1] Financial Crisis Inquiry Commission Report.

[6] http://www.bloomberg.com/video/benmosche-lot-of-institutions-didn-t-do-their-jobs-zn2hO2b3SVaFsi8_zGBv_A.html

upon trust and confidence. Proponents of this resolution ask other shareholders to hold corporate leaders accountable to the highest possible standard of conduct.

In the opinion of the proponent, this review should at a minimum encompass the duties of:

- Loyalty, including clarifying the relationship between loyalty to the company and to society
- Care, including clarifying any duty of directors or officers to take action when having sufficient notice of potential impacts of corporate activities on society;
- Candor, including clarifying the extent to which directors and officers are required to provide balanced, truthful accounts of all matters disclosed in communications with stockholders and other stakeholders.

The Board is encouraged to utilize independent experts on corporate governance and accountability in preparing the policy review.



80 Pine Street, 13th Floor
New York, NY 10005
www.aig.com

Jeffrey A. Welikson
Vice President,
Corporate Secretary
and Deputy General
Counsel
T 212 770 6032
F 877 792 6038
jeffrey.welikson@aig.com

Via Facsimile 707-257-7923

December 20, 2013

Mr. John Harrington
President
Harrington Investments, Inc.
1001 2nd Street, Suite 325
Napa, CA 94559

Dear Mr. Harrington,

To introduce myself, I am the Corporate Secretary of American International Group, Inc.

In addition to acknowledging receipt of your shareholder proposal, I am writing to ask you to engage in a dialogue. Specifically, I would like to arrange a conference call in which we could discuss your proposal, AIG's strong corporate governance, and our social responsibility activities. Would you be available on January 6, 2014 for such a call?

I look forward to hearing from you.

Sincerely yours,

Jeffrey A. Welikson


HARRINGTON
INVESTMENTS, INC

December 27, 2013

Jeffrey Welikson, VP, Corporate Secretary
and Deputy General Counsel
AIG Global Legal, Compliance, Regulatory
and Government Affairs
80 Pine Street, 13th Floor
New York, NY 10005

Dear Mr. Welikson,

Thanks for your letter of December 20, 2013.

I will not be able to take your call January 6, 2014, but please feel free to send me whatever information you have available regarding "AIG's strong corporate governance and social responsibility activities." I am eager to learn anything new. Also feel free to include cites from independent sources that may be enlightening.

Sincerely,

John Harrington

mln

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
WWW.HARRINGTONINVESTMENTS.COM

ANNEX B-1

(Please see the attached.)

AMERICAN INTERNATIONAL GROUP, INC.
REGULATORY, COMPLIANCE AND PUBLIC POLICY COMMITTEE CHARTER
(Effective March 25, 2009)

I. Purpose of Committee

The Regulatory, Compliance and Public Policy Committee (the "Committee") of the Board of Directors (the "Board") of American International Group, Inc. ("AIG") assists the Board in its oversight of AIG's handling of legal, regulatory and compliance matters and reviews AIG's position and policies that relate to current and emerging corporate social responsibility and political and public policy issues of significance to AIG and may affect AIG's business operations, performance or corporate reputation.

The Committee has the authority to take such steps as it deems necessary and appropriate in providing such oversight and review, but the Board reserves the right to approve the settlement or disposition of any legal, regulatory, compliance, corporate social responsibility or public policy matter that requires Board involvement or action.

II. Committee Membership

The Committee shall be comprised of at least three directors, each of whom shall serve at the pleasure of the Board and a majority of whom shall be "independent" under the rules of the New York Stock Exchange, Inc. ("NYSE"). The members of the Committee shall be appointed by the Board upon recommendation of the Nominating and Corporate Governance Committee. The Board shall appoint a Chairman of the Committee.

Determinations of independence shall be made by the Board as the Board interprets such qualifications in its business judgment and in accordance with NYSE rules, regulations and standards.

III. Organization

The Committee will meet at least four times a year or more frequently as it deems necessary or appropriate to carry out its responsibilities.

The Chairman shall in consultation with other Committee members and management, set the agenda for and preside at meetings of the Committee. The Secretary of AIG or another designated individual shall record and keep minutes of all Committee meetings.

IV. Committee Duties and Responsibilities

The following are the duties and responsibilities of the Committee:

A. To review periodically with management, including the General Counsel, the Chief Compliance Officer and the Chief Regulatory Officer, if any, the Company's relations with regulators or governmental agencies, and any significant legal, compliance or regulatory matters that have arisen and, to the extent appropriate, to coordinate with the Audit Committee or other Committees of the Board on such matters.

B. To receive reports, at such intervals as the Committee deems appropriate, from the Chief Internal Auditor regarding internal audit's reviews of AIG's legal, regulatory and compliance functions and to periodically review with the Chief Internal Auditor such reports.

C. In accordance with AIG's By-laws, to take any actions which the Committee deems necessary and appropriate on behalf of the Board in connection with the indemnification of directors, officers and employees pursuant to AIG's Restated Certificate of Incorporation, as amended, and By-laws, including the advancement of legal fees and expenses in any pending or threatened legal action or proceeding.

D. Through one or more of its members, to serve as the representative of the Board to AIG's regulators, enabling direct communication from regulators to the Board on matters deemed appropriate by such regulators.

E. To review periodically management's development of compliance policies and procedures as are appropriate or necessary.

F. To review periodically management's development of measures intended to ensure that AIG's policies and procedures on compliance are properly disseminated, understood and followed by AIG employees.

G. To review periodically management's implementation of AIG's compliance program, and to receive reports of significant violations of AIG's Code of Conduct and AIG's Director, Executive Officer and Senior Financial Officer Code of Business Conduct and Ethics.

H. To review periodically management's procedures for the receipt, retention and treatment of complaints received by AIG regarding compliance or regulatory matters whether through the AIG Compliance Help Line or any other sources.

I. To review and report, as appropriate, to the Board with respect to the following:

(i) Trends in legislation, regulation, and emerging public policy issues that may affect AIG's business operations, performance, or corporate reputation;

(ii) AIG's position on key public policy issues under consideration in legislative, regulatory and judicial forums;

(iii) The manner in which AIG conducts its public policies, social and environmental practices, government relations activities, and other issues related or important to AIG's employees, shareholders, customers, vendors and the countries in which AIG does business, in furtherance of its corporate social responsibility, including matters relating to diversity;

(iv) Charitable giving and political contributions as provided by AIG's Corporate Governance Guidelines; and

(v) AIG's relationships with public interest groups, legislatures, government agencies and the media, as well as with AIG's employees, customers, shareholders, vendors and the communities in which AIG does business; and how those constituencies view AIG as those relationships relate to issues of public policy and social responsibility.

Other Duties and Responsibilities.

A. To present a summary of the significant actions taken at each Committee meeting to the Board.

B. To exercise such other powers and authority as the Board shall, from time to time, confer upon it.

V. Committee Self-Assessment

The Committee shall conduct an annual evaluation of its performance and report the results of such review to the Board. In connection with that annual review, the Committee shall also recommend to the Board any modifications of this Charter that the Committee deems necessary or appropriate. The format of the self-assessment shall be determined by the Committee.

VI. Resources and Authority of the Committee

The Committee shall have direct access to, and complete and open communication with, senior management and may obtain advice and assistance from internal legal, accounting, and other advisors to assist it. In performing its functions, the Committee is entitled to rely on the findings of fact, advice, reports and opinions of management as well as legal, accounting and other advisors retained by AIG. The Committee may retain, if appropriate, independent legal, accounting, and other advisors to assist it, and may determine the compensation of such advisors, and AIG shall be responsible for any costs or expenses so incurred.

ANNEX B-2

(Please see the attached.)

AMERICAN INTERNATIONAL GROUP, INC.
NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER
(Amended May 14, 2008)

I. Purpose of Committee

The Nominating and Corporate Governance Committee (the "Committee") of the Board of Directors (the "Board") of American International Group, Inc. ("AIG") (a) identifies individuals qualified to become Board members, consistent with the criteria approved by the Board, and recommends individuals to the Board for nomination, election, or appointment as members of the Board and its committees, (b) advises the Board on corporate governance matters, including developing and recommending to the Board a set of Corporate Governance Guidelines for AIG and (c) oversees the evaluation of the Board of AIG and its committees.

II. Committee Membership

The Committee shall be comprised of at least three directors, each of whom shall serve at the pleasure of the Board and be "independent" under the rules of the New York Stock Exchange, Inc. ("NYSE"). The Board shall appoint a Chairman of the Committee.

Determinations of independence shall be made by the Board as the Board interprets such qualifications in its business judgment and in accordance with NYSE rules and standards.

III. Organization

The committee will meet at least four times each year or more frequently as it deems necessary or appropriate to carry out its responsibilities.

The Chairman shall, in consultation with other Committee members, set the agenda for and preside at meetings of the Committee. The Secretary of AIG or another designated individual shall record and keep minutes of all Committee meetings.

IV. Committee Duties and Responsibilities

The following are the duties and responsibilities of the Committee:

Nominations.

A. To identify nominees qualified to become Board members for recommendation to the Board and, in each case, to provide the Board the Committee's assessment of whether such nominee is independent and, in respect of members of the Audit Committee, whether such nominee is an "Audit Committee Financial Expert" and is "financially literate" and/or has "accounting or related financial management expertise." Nominees should meet the criteria set forth in AIG's Corporate Governance Guidelines. The Committee will consider candidates proposed by shareholders and may consider candidates proposed by management and others.

B. To review and make recommendations to the Board with respect to the composition and Chairmen of committees of the Board. This review will be conducted annually.

Corporate Governance.

A. To develop and recommend to the Board a set of corporate governance guidelines, to assist the Board in interpreting those guidelines, to review and reassess the adequacy of those guidelines at least annually, and to recommend any changes to those guidelines to the Board.

B. To oversee, in such manner as it deems appropriate, the evaluation of the Board and committees of the Board.

C. To make recommendations to the Board from time to time as to changes that the Committee believes to be desirable to the size and composition of the Board or any committee thereof.

D. To review the charters and, if necessary or desirable, to recommend to the Board changes in the duties and responsibilities of the committees, or the dissolution of committees or creation of additional committees.

E. To advise the Board on corporate governance matters, including recommending practices that enable the Board to comply with applicable laws and regulations.

F. To review proposals submitted by shareholders for action at meetings of shareholders and make recommendations to the Board for action with respect thereto.

G. To report to the Board on the number, substance and status of such proposals submitted by shareholders (or proposals that shareholders have indicated they may submit).

H. To reconsider any shareholder proposal that was not supported by the Board but received approval of a majority of the votes cast at the relevant shareholders meeting (at which a quorum was present) and recommend any action to be taken with respect thereto. Such action may include a member of the Committee meeting with the shareholder proponent of such a proposal.

I. To make recommendations to the Board regarding action to be taken in response to the tender of resignation by a director in the circumstances required by AIG's Corporate Governance Guidelines.

J. Upon request of the Board, to review requests by a director, executive officer, or senior financial officer to waive a provision of the AIG Director, Executive Officer and Senior Financial Officer Code of Business Conduct and Ethics or AIG's Code of Conduct, including, in each case, any requests with respect to an actual or potential conflict of interest, and to recommend to the Board any action with respect thereto.

Other Duties and Responsibilities.

A. To present a summary of the significant actions taken at each Committee meeting to the Board.

B. To exercise such other powers and authority as the Board shall, from time to time, confer upon it.

C. To take such actions and make such determinations and recommendations as required to comply with the rules of the SEC relating to nominating and governance committee functions and communications between the Board and shareholders.

D. To review and approve all related-party transactions of AIG in accordance with AIG's related-party transaction approval policies in effect from time to time.

E. To (i) prepare a report of the Committee for inclusion in AIG's annual proxy statement and (ii) approve the disclosure with respect to the Committee, its operations and director independence required by the rules of the SEC to be included in AIG's annual proxy statement.

V. Committee Self-Assessment

The Committee shall conduct an annual evaluation of its performance and report the results of such review to the Board. In connection with that annual review, the Committee shall also recommend to the Board any modifications of this Charter that the Committee deems necessary or appropriate. The format of the self-assessment shall be determined by the Committee.

VI. Resources and Authority of the Committee

The Committee shall have direct access to, and complete and open communication with, senior management and may obtain advice and assistance from internal legal, accounting, and other advisors to assist it. In performing its functions, the Committee is entitled to rely on the findings of fact, advice, reports and opinions of management as well as legal, accounting and other advisors retained by AIG. The Committee may retain, if appropriate, independent legal, accounting, and other advisors to assist it, and may determine the compensation of such advisors, and AIG shall be responsible for any costs or expenses so incurred.

ANNEX C

(Please see the attached.)



Director, Executive Officer and Senior Financial Officer

CODE OF BUSINESS CONDUCT AND ETHICS



I. Introduction

This Code of Business Conduct and Ethics ("Code") embodies the commitment of American International Group, Inc. and its subsidiaries (collectively, "AIG") to conduct its business with the highest ethical standards and in accordance with all applicable laws, rules and regulations of the countries in which AIG engages in business. All members of the Board of Directors, executive officers, and senior financial officers are expected to adhere to the principles and procedures set forth in this Code. Directors, executive officers, and senior financial officers that are also AIG employees are also required to abide by AIG's Employee Code of Conduct, which is not part of this Code.



PART A

II. Honest and Candid Conduct

Each director, executive officer, and senior financial officer owes a duty to AIG to act with integrity. Integrity requires, among other things, being honest and candid.

III. Conflicts of Interest

A "conflict of interest" occurs when an individual's private interest interferes, or even appears to interfere, with the interests of AIG. A conflict of interest can arise when a director, executive officer, or senior financial officer takes actions or has interests that may make it difficult to perform his or her AIG work objectively and effectively. A director, executive officer, or senior financial officer must never use or attempt to use his or her position at AIG to obtain any improper personal benefit, including loans or guarantees of obligations from any person or entity, for himself or herself, for his or her family members, or for any other person. Situations which could result in conflicts of interest should be avoided. Any director, executive officer, or senior financial officer who is aware of a transaction or relationship that could reasonably be expected to give rise to a conflict of interest should discuss the situation with AIG's General Counsel to determine whether the transaction or relationship is in violation of this Code or the law and the appropriate steps to be taken.

IV. Corporate Opportunities

Each director, executive officer, and senior financial officer owes a duty to AIG to advance AIG's legitimate business interests when the opportunity to do so arises. Each director, executive officer, and senior financial officer is prohibited from taking for him or herself or directing to a third party a business opportunity that is discovered through the use of AIG corporate property, information, or position, unless AIG has already been offered and declined the opportunity. More generally, directors, executive officers, and senior financial officers are prohibited from using corporate property, information, or position for personal gain and from competing with AIG.

V. Prohibition on Personal Loans

Section 13(k)(2) of the Securities and Exchange Act of 1934 prohibits, subject to certain exceptions, AIG and its subsidiaries from, directly or indirectly, extending, maintaining or arranging for the extension of credit, or renewing an extension of credit, in the form of a personal loan to or for any of AIG's directors or executive officers. Any director, executive officer, or senior financial officer that becomes aware that AIG or one of its subsidiaries may be extending or arranging for the extension of credit to a director or executive officer should discuss the situation with AIG's General Counsel to ensure that the extension of credit is in accord with this Code and the law.



VI. Confidentiality

In carrying out AIG's business, directors, executive officers, and senior financial officers often learn confidential or proprietary information about AIG, its customers, suppliers, or other third parties. Directors, executive officers, and senior financial officers must maintain the confidentiality of all information so entrusted to them, except when disclosure is authorized or legally required. Confidential or proprietary information of AIG or other companies includes any nonpublic information that would be harmful to the relevant company or helpful to its competitors if disclosed.

VII. Communications

Information provided by directors, executive officers, and senior financial officers to AIG must be full, fair, accurate, timely, and understandable.

VIII. Audits and Investigations

No director, executive officer, or senior financial officer shall take any action to fraudulently influence, coerce, manipulate, or mislead AIG's independent auditors or other investigators.

IX. Fair Dealing

AIG does not seek competitive advantages through illegal or unethical business practices. Each director, executive officer, and senior financial officer is to deal fairly with AIG's customers, service providers, suppliers, competitors, and employees. No director, executive officer, or senior financial officer may take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair dealing practice.

X. Protection and Proper Use of Company Assets

All directors, executive officers, and senior financial officers should protect AIG's assets and help ensure their efficient use. All AIG assets should be used for legitimate business purposes only.

XI. Compliance with Laws, Rules and Regulations

General Compliance. It is AIG's policy to comply with all applicable laws, rules and regulations in the countries in which AIG engages in business. It is the personal responsibility of each director, executive officer, and senior financial officer to adhere to the standards and restrictions imposed by those laws, rules, and regulations. In some instances there may be a conflict between the applicable laws of two or more countries; if and when such a conflict is encountered, it is important to consult with the AIG's General Counsel to determine how to resolve the conflict.

Insider Trading. It is both illegal and against AIG policy for any director, executive officer, or senior financial officer who becomes aware in the course of his or her service to AIG of material non- public information relating to AIG, its suppliers, any of AIG's customers or other companies to buy, sell, or otherwise speculate in any securities of those issuers (including derivatives related to such securities), or recommend that another person buy, sell, hold, or otherwise speculate in the securities of those issuers. Directors of AIG and certain Employees may be subject to additional restrictions under the AIG Insider Trading Policy and/or any business specific requirements.



PART B

XII. Senior Financial Officers

Application. For the purpose of this Code, "senior financial officer" means the chief executive officer, chief financial officer, and comptroller of AIG and the chief financial officer and comptroller of each significant AIG subsidiary.



Standards.
All senior financial officers shall:

A. Be familiar and comply with AIG's disclosure controls and procedures and internal controls over financial reporting to the extent relevant to his or her area of responsibility, so that AIG's reports, other documents filed, or submitted or furnished to the Securities and Exchange Commission ("SEC") comply in all material respects with applicable federal securities laws and SEC rules and regulations;

B. Provide full, fair, accurate, timely, and understandable disclosures in reports and documents that are filed with, or submitted or furnished to the SEC and other governmental agencies and in other public communications;

C. Provide full, fair, accurate, timely, and understandable information, without misrepresenting or causing others to misrepresent, material facts about AIG to AIG's independent auditors; and

D. Comply with laws, rules and regulations of national, state, provincial, and local governments and other appropriate regulatory agencies and self- regulatory bodies.

PART C

XIII. Amendments and Waivers of this Code

From time to time, AIG may amend certain provisions of this Code. Waivers of this Code may be granted only by the Nominating and Corporate Governance Committee of AIG's Board of Directors or AIG's Board of Directors. Any director, executive officer, or senior financial officer who believes that a waiver may be appropriate should discuss the matter with AIG's General Counsel. Any waiver or amendment to this Code will be promptly disclosed to the extent required by applicable law or the New York Stock Exchange rules.

XIV. Compliance with this Code and Reporting

Directors, executive officers, and senior financial officers should strive to identify and raise potential issues under this Code before they become problems and should ask AIG's General Counsel about the application of this Code whenever in doubt. Any director, executive officer, or senior financial officer who becomes aware of any existing or potential violation of this Code shall promptly notify AIG's General Counsel. AIG's General Counsel will determine whether the transaction or relationship is in violation of this Code or the law. AIG's General Counsel will ensure that AIG promptly takes appropriate disciplinary or preventive action as it deems appropriate to address any existing or potential violation of this Code brought to his or her attention, including notifying the appropriate enforcement authorities in the event of criminal or other violations of law.
If any provision of this Code is not permitted by the local laws of a country in which AIG engages in business, then AIG's General Counsel must be consulted and will determine whether there is a conflict and whether a waiver of this Code is necessary. AIG will not tolerate retaliation for reports of violations of this Code made in good faith.

Any questions relating to how this Code should be interpreted or applied should be addressed to, and resolved by, AIG's General Counsel.

ANNEX D

(Please see the attached.)


AIG
CODE OF CONDUCT
The Right Choice

Our Vision

Our vision is . . .
To be the world's first-choice provider of insurance and financial services. We will create unmatched value for our customers, colleagues, business partners and shareholders as we contribute to the growth of sustainable, prosperous communities.



Our Values

- **People**
  Develop diverse talent. Reward excellence.
- **Customer Focus**
  Anticipate their priorities. Exceed their expectations.
- **Performance**
  Be accountable. Manage risks. Deliver AIG's strength.
- **Integrity**
  Work honestly. Enhance AIG's reputation.
- **Respect**
  Value all colleagues. Collaborate with one another.
- **Entrepreneurship**
  Seize opportunities. Innovate for and with customers.

The core values and principles set forth in our Code are a reflection of the talents and expertise which distinguish AIG and are an integral component of the value proposition that we bring to our customers, employees and all of our communities. AIG expects every employee to collaborate with colleagues throughout the organization, manage risk, comply with all applicable regulations, and optimize operational efficiencies.

When used in this Code, 'AIG' refers to American International Group, Inc. and its subsidiaries worldwide. Business units and jurisdictions may have other Codes consistent with or more stringent than this Code. These Codes may impose additional responsibilities on employees in those business units and jurisdictions. Concerns regarding potential conflicts between a provision of this Code and local law should be escalated to the compliance officer.



A Message from AIG

Dear Colleagues:

You helped AIG achieve a complete turnaround, and, together, we continue to make significant progress restoring our reputation. Our accomplishments are a direct result of our company-wide commitment to adhering to the highest standards of integrity and conduct. Our priority must be to ensure AIG's culture of high integrity and conduct continues. Nothing that we do is more important.

Our business is built on the fundamental value of trust. The Code of Conduct is an essential tool to maintaining that trust by helping to guide our actions. This Code is neither a comprehensive resource nor a substitute for sound judgment; it is a summary of standards intended to drive integrity throughout AIG. I know that learning about the Code and related policies takes time, but knowing the rules of the road is absolutely necessary before we do anything else.

In every market where we do business, words like integrity, honesty, fairness, and accountability are held in common. While words matter, actions matter more. We must incorporate the letter and spirit of these principles into our actions as we deliver on our commitments to each other, customers, business partners, shareholders, and the communities where we do business.

The reputation of AIG is a direct reflection of our personal commitment to making the right choices and adhering to the highest ethical standards. Each of us must take personal responsibility for doing the right thing.

Thank you for your continued support.
Robert H. Benmosche

Table of Contents

Table of Contents (continued)

Delivering on Our Commitments

At the core of AIG's business is a promise that we will stand behind our products and services. Personal and organizational integrity are critical to delivering on this promise and protecting our reputation.

Delivering on our commitments is vitally important to our employees, customers, business partners, shareholders and the communities in which we live and do business.

To Whom Does the Code Apply?

The *AIG Code of Conduct* ("the Code") provides ethical guidelines for conducting business on behalf of all AIG companies. The Code is a resource for all AIG officers and employees. This Code cannot address every issue that we may encounter but it does provide guidance and resources for those times when the right choice is not clear. Additional information, including relevant rules and policies, may be found in links throughout this document as well as in our corporate policies.

Certain AIG business partners, such as agents and consultants, represent AIG to the public, and they are expected to adhere to the spirit of the Code, the AIG Third Party Code of Conduct, and to any applicable contractual provisions, when working on behalf of AIG companies.

AIG is a vast organization, and yet we are united by our commitment to deliver on our promises. Each of us has a responsibility to earn the trust that is placed in us.

- Our fellow employees trust us to value and respect them.
- Our customers and business partners trust our integrity.



- Our shareholders trust our stewardship.
- Communities around the world rely on us to be responsible corporate citizens.

This Code of Conduct is organized based on the commitments we deliver to each of these groups of people.

Individual Responsibilities

Meeting our responsibilities enables our business to succeed and grow, today and in the future.

Each of us is expected to:

- Understand and act in accordance with this Code, AIG's Policies, and applicable laws and regulations.
- Seek guidance from management, compliance personnel or AIG's legal counsel when you have questions.
- Promptly report concerns about possible violations of this Code or applicable laws and regulations to management or to one of the resources listed on the next page.
- Participate in ethics and compliance training to keep up-to-date on current standards and expectations.

No reason, including the desire to meet business goals, can ever be an excuse for violating this Code, AIG Policies, laws or regulations.

Additional Responsibilities for Managers

Each manager is expected to fulfill the following additional responsibilities:

- Serve as a role model by demonstrating the highest ethical standards and creating and sustaining a culture of trust, honesty, integrity and respect.
- Be a resource for employees. Ensure that they are aware of, understand, and know how to apply this Code, AIG's policies, and applicable laws and regulations in their daily work.
- Seek assistance from other managers or AIG's legal counsel, compliance officers or human resource professionals when unsure of the appropriate response to any given situation.
- Be proactive. Take reasonable actions to prevent and identify misconduct. Report situations that might impact the ability of employees to act ethically on behalf of AIG.

The Headline Test

For making better decisions

- Is it **Legal**?
- Is it consistent with **AIG's Values and Policies**?
- Is it **Appropriate** and **Honest**?
- How would my actions be perceived if they appeared in the **Newspaper**?

Asking Questions and Raising Concerns

Most concerns likely to be faced at work can be resolved by talking to and working with management, Human Resources or the business unit compliance officer. In addition, employees may ask questions, raise concerns or report instances of non-compliance with this Code, AIG policies, or applicable laws and regulations by contacting any of the following:

- **AIG's Global Compliance Group** at 1-646-857-1877 or e-mail corporatelegalcompliance@aig.com.
- **AIG Compliance Help Line** at 1-877-244-2210 or via the internet, at www.aigcompliancehelpline.com. The Compliance Help Line is staffed by an independent third party that provides written reports to AIG's Global Compliance Group. Communications to the Help Line may be made anonymously, subject to local laws, and may be made in all major languages.

For concerns related to accounting, internal accounting controls or auditing matters, employees may contact either of the above (anonymously through the Help Line) or may bring the concern to the attention of the Audit Committee of AIG's Board of Directors by e-mail at accountinghotline@aig.com.

Q&A

Asking Questions and Raising Concerns

Q: What happens when I make a report to the AIG Compliance Help Line?

A: After taking the call, the outside service provider will forward a report to the AIG's Global Compliance Group. If the report is submitted online, the outside service provider will send the report directly to the Global Compliance Group.

1. If you request advice, you will be contacted about the issue and provided with guidance and interpretation so that you can make the right decision.
2. If you want to report a suspected violation, the outside service provider will take down any relevant information and will forward a report to the Global Compliance Group. Any reports regarding questionable accounting, internal accounting controls, and auditing matters will be reviewed with representatives of Internal Audit and then, if necessary, reported to the Audit Committee of the AIG Board of Directors.
3. If the matter would be more appropriately addressed by another internal organization within AIG (e.g., legal, Internal Audit, Global Security or Human Resources), the Global Compliance Group may send the report to that organization for handling.

ASKING QUESTIONS AND RAISING CONCERNS (continued)

Q: Can I report a violation and still remain anonymous?

A: AIG encourages employees making reports to identify themselves so that the information can be investigated promptly and thoroughly. Our ability to directly contact an employee who has raised a concern will expedite any investigation. However, subject to local law or labor agreement, you may choose to remain anonymous when reporting a matter to the AIG Compliance Help Line.

Q: What about confidentiality and retribution?

A: Every reasonable effort will be made, consistent with law and AIG policy, to maintain the confidentiality of any employee who reports a violation or suspected violation in good faith and to protect such employee from retribution.

Non-Retaliation Policy

AIG prohibits retaliation against any employee for making a good faith report of actual or suspected violations of this Code, other AIG Policy, or applicable laws or regulations, and violation of this policy may be grounds for disciplinary action.

Discipline

Violating this Code, other AIG Policy, or applicable laws or regulations, or encouraging others to do so, puts AIG's reputation at risk and therefore may result in disciplinary action. Failing to promptly report known violations by others also may be a violation of this Code. Discipline may include termination of employment and loss of employment-related benefits.

Waivers of the Code

From time to time, AIG may amend or waive certain provisions of this Code. Any employee who believes that a waiver may be appropriate should discuss the matter with their business unit compliance officer. Only the AIG Board of Directors or its Nominating and Corporate Governance Committee may grant a waiver of a specific provision of the Code for an executive officer of AIG.



Q&A

Delivering on our Commitments

Q: My Business Unit sets various goals that we are supposed to achieve. Sometimes I feel pressured to violate the Code to achieve these goals. Is this acceptable?

A: No. While successful businesses often set high goals and strive to achieve them, you must never violate the Code or other AIG policies to achieve your goals.

Q: Our Manager typically does nothing when concerns about potential misconduct are brought to her attention. She has made things difficult for co-workers who have raised issues. Now I have a problem: a co-worker is doing something wrong. What should I do?

A: Speak up. Our Code says that you should report misconduct and that you can do so without fear of retaliation. While starting with your direct manager is often the best way to get concerns addressed, if you do not believe that is appropriate you should talk to another member of management, human resources, or to your business unit compliance officer. Additionally you may call or e-mail AIG's Compliance Help Line.

Q: If I think that a local law conflicts with this Code, what should I do?

A: If you believe local laws conflict with the Code, please discuss the issue with your compliance officer.

Our Commitments to Each Other

The AIG companies have been world leaders in insurance for over 85 years because we have always believed in the power of diverse, talented people to create value and perform for customers and shareholders.

Global Diversity and Opportunity

AIG seeks to hire and promote the best talent by providing a dynamic environment that brings people with diverse skills and ideas together. An inclusive, diverse workforce fosters innovation and enhances our position as a global market leader.

AIG relies on the contributions of local people who best understand the cultures in the countries and jurisdictions in which we do business. AIG has always been committed to hiring local expertise and providing local talent with a positive business environment, leadership opportunities, and fair compensation.

AIG provides employees with opportunities to learn, excel at their jobs, grow with the organization and profit financially.

Respecting Others

Treating others with respect means that we do not discriminate on the basis of race, color, religion, sex, national origin, age, disability, military service, marital status or sexual orientation.

Respect also means valuing each others' differences. We respect each others' opinions and should not treat others in a disparaging, harassing or threatening manner.



Warning Signs!

Harassment

- Unwelcome gestures or physical contact.
- The display of sexually explicit or offensive pictures or other materials.
- Sexual or offensive jokes or comments (explicit or by innuendo).

Delivering on our Commitments

Respecting Others

- Provide employees with opportunities based on performance and characteristics that are relevant to job performance.
- Abide by local labor and employment laws including those addressing discrimination and harassment.
- Provide a work environment free of harassment.
- Escalate concerns you may have regarding your workplace environment to Human Resources or your business unit compliance officer.

Safe, Healthy and Secure Workplace

AIG is committed to conducting business in a manner that protects the health, safety and security of employees and customers while they are on AIG premises. Situations that may pose a health, safety, security or environmental hazard must be reported promptly to management or Global Security.

Avoiding security breaches, threats, losses and theft requires that all employees remain vigilant in the workplace and while carrying out AIG business. Notify management or Global Security of any issue that may impact AIG's security, emergency readiness, or fire and life safety preparedness.

Alcohol and Drug Use

Using, selling, possessing or working under the influence of illegal drugs at AIG is prohibited. Excessive or inappropriate use of alcohol while conducting business for AIG is also prohibited.

Q&A

Our Commitments to Each Other

Q: **My manager and several of my colleagues tell jokes with a sexual overtone that I find very offensive. I have not complained because I know they will tell me to mind my own business or that I'm making trouble over nothing. Would they be right?**

A: No, they would be wrong. Offensive jokes of a sexual nature, even in private conversations that may be overheard by others, can be a form of harassment. First, you should try to talk to your manager and colleagues. If this does not work, or you are uncomfortable doing so, talk to a Human Resources representative or contact your business unit compliance officer.

Q: **Isn't diversity just a U.S. issue? Why include it in the Code for a global enterprise like AIG?**

A: Diversity is a worldwide issue. We have always worked together to utilize the unique talents and perspectives of our diverse global workforce. Diversity is one of the key contributors to AIG's success. To make good decisions and serve our customers around the world we need a broad spectrum of perspectives and backgrounds.

Q: **I overheard my manager discussing with one of her peers some private information contained in a co-worker's medical records. What should I do?**

A: Medical information is strictly confidential and considered Sensitive Personal Information. Inappropriate sharing of such information is a violation of AIG Policy and a breach of trust. You should raise this issue with the appropriate management personnel. If you are uncomfortable raising this issue with management, then report the matter to Human Resources or your business unit compliance officer. Additionally you may contact AIG's Compliance Help Line.

Examples of AIG Company Information Include:

- **Customer/Employee Confidential:**
  Non-public information about, or belonging to, our customers and customers of our business partners, other third parties with which we do business, and AIG Personnel. Customer/ Employee Confidential information can include Personal Information.
- **Personal Information:**
  Information that identifies an individual, such as name, address, phone number or employee identification number.
- **Firm Confidential:**
  Highly sensitive business information, such as merger and acquisition plans, trade secrets and internal audit reports.
- **Restricted:**
  Other AIG business information that is not as sensitive as "Firm Confidential," but which should still be kept confidential within AIG, such as internal correspondence between AIG personnel, existing and future product designs and performance specifications, and product research and development.

See the AIG Global Information Handling Policy for additional information about these categories of information.

Employee Privacy

AIG respects the personal information and property of employees. However, AIG must take steps to: (1) ensure compliance with this Code and other AIG policies; (2) protect AIG's employees, property, facilities and business; (3) protect and manage AIG's Company Information, including Personal Information, and ensure it is only used for legitimate business purposes; (4) prevent, detect and investigate criminal activities; (5) assist in internal investigations, litigation or other legal proceedings and obligations; (6) respond to requests from regulators, government or public authorities; and (7) ensure efficient business operations.

For these purposes, and to the extent permitted by applicable law, AIG may: (1) monitor, scan and review employees' use of AIG's information technology systems, including, but not limited to: computers, e-mail, instant messaging and networking systems, mobile devices, telephone and other voice systems, video conferencing and other video systems, scanning and printing resources, card-key access systems, and other computer-processed information: (2) monitor and review security video live footage and recordings, and access records, that may be associated with the AIG premises and other facilities to which employees and visitors have access; and (3) inspect, review, copy and retain documents, and other items, within AIG premises and other facilities (such as at work stations, in offices, desks, filing cabinets and other storage locations).

Subject to applicable law, employees should have no expectation of privacy with regard to their use of AIG's information technology systems, premises or other facilities, or with regard to any items within an AIG system, premises or other facility.

Our Commitments in the Marketplace

AIG is known for entrepreneurship. We compete vigorously to create new opportunities for our customers and ourselves. We seek competitive advantages only through legal and ethical business practices.

Customer Privacy and Data Security



Our customers expect us to carefully handle and safeguard the Customer Confidential Information, including Personal Information, they share with us. Never compromise a customer's trust by disclosing Customer Confidential Information, including Personal Information, other than to those with a legitimate business need for access to such information or in a manner contrary to AIG's privacy policies and notices.

The classification of information as Personal Information may differ by country. Employees who handle customer information are responsible for knowing and complying with applicable data privacy and information security laws. In all cases we must maintain appropriate physical, administrative and technical safeguards for Customer Confidential Information, including Personal Information.

We must be especially vigilant in following laws, regulations and policies when sharing Personal Information with other parties (even for legitimate business purposes) and transferring Personal Information across country borders. If you have any questions about data privacy and/or information security, consult your manager, legal counsel and/or business unit compliance officer.

Conflicts of Interest

Your position at AIG cannot be used for inappropriate personal gain or advantage to you or a member of your family. Any situation that creates, or even appears to create, a conflict of interest between personal interests and the interests of AIG must be avoided. AIG's Employee Conflict of Interest Policy outlines examples to assist employees in identifying potential conflicts and sets forth the procedures for reporting such potential conflicts.

Potential conflicts of interest should be reported to management, who will work with the business unit compliance officer or, in the case of an AIG corporate employee, to AIG's Chief Compliance Officer or designee, to determine how best to handle the situation.

Employees must not engage in the conduct or transaction at issue until they receive written approval to do so by those authorized in the Policy.



Delivering on our Commitments

Conflicts of Interest

- Always make decisions in the best interest of AIG and our customers – not to advance personal interest.
- Remain aware of how personal activities can lead to potential conflicts, such as taking a second job with or making an investment in an AIG customer, vendor or competitor.
- Discuss with your manager any situation that could be perceived as a potential conflict of interest.
- Proactively address situations that may put your interests or those of a family member or friend in potential conflict with AIG.

Corporate Opportunities
Employees are prohibited from taking for themselves or directing to a third party a business opportunity that is discovered through the use of AIG corporate property, information or position, unless AIG has already been offered and declined the opportunity. Employees are prohibited from using corporate property, information or position for personal gain to the exclusion of AIG and from competing with AIG.

Personal Relationships
Immediate family members, members of your household and individuals with whom you have a close personal relationship must never improperly influence business decisions.

Outside Activities

On occasion, outside activities can create a potential conflict of interest. The following activities may be considered conflicts and should be reported to your business unit compliance officer or, in the case of an AIG corporate employee, to AIG's Chief Compliance Officer or designee.

- Service with an outside business, whether as an employee, owner, board member, officer, trustee, partner or consultant, whether or not the business currently does or seeks to do business with AIG, competes or seeks to compete with AIG, and whether or not you are compensated; prior written approval from your manager is required before engaging in this type of outside activity.
- Service with a foundation, charity or non-profit organization where you will be paid for your service, or where you hold a position of financial responsibility (e.g., serve as Treasurer, a member of the Audit Committee or a member of the Investment Committee); prior written approval from your manager is required before engaging in this type of outside activity.
- A presentation, talk, or service on a panel in which you are offered a fee, royalty, honorarium or other payment. If you are compensated for this type of activity, you must notify your manager in writing of any fees received and may be required to turn the fees received over to AIG.
- Serving as a public official (e.g., member, officer, director or employee of a governmental entity, including any agency, authority or advisory board) or running for elected office; prior written approval must be obtained from AIG's Chief Compliance Officer or designee to serve as a public official or run for elected office.

To avoid even the appearance of any conflict with AIG's interests, employees who participate in community support efforts outside of AIG-sponsored programs should never imply AIG endorsement of the effort.



Gifts and Entertainment

Modest gifts and appropriate entertainment can help strengthen business relationships, but these business courtesies, whether given or received by employees, must never improperly influence business decisions.

If you are offered a gift that does not meet the criteria set forth in the appropriate gifts or entertainment section on this page, politely decline the gift or entertainment. If declining a gift would be offensive or hurt a business relationship, accept the gift on behalf of AIG and submit a written gift report to your manager within 30 days. The gift must be forwarded to your manager who, together with the business unit compliance officer, will determine the appropriate disposition of the gift.

Cash or cash equivalents, including gift certificates, checks, traveler's checks or money orders, investment securities, negotiable instruments, payment of credit card charges or similar items, cannot be accepted or offered as gifts – regardless of the amount.

Business units may impose additional gift and entertainment restrictions and reporting requirements.

Delivering on our Commitments

Gifts and Entertainment

- Never allow business gifts and entertainment, whether given or received, to improperly influence business decisions.
- Remember if the donor is not present, then the entertainment is subject to gift policies.
- Respect local and cultural sensitivities when exchanging business gifts and entertainment.
- Never provide or accept extravagant gifts or lavish entertainment.
- Never offer anything that could be considered a bribe or other improper payment or gift. When providing gifts or entertainment to government officials, comply with AIG's Anti-Corruption Policy.
- Do not solicit gifts, favors or entertainment.
- Report any gifts valued at more than $150 USD to your manager and the business unit compliance officer, and turn it over to them for disposition.
- Prior written approval of a manager is required before providing a gift valued at more than $150 USD.

Appropriate gifts or entertainment, whether given or received, should:

- Have a specific business purpose.
- Be in good taste and not extravagant or excessive.
- Not be exchanged frequently with the same source.
- Be allowed by AIG's and the recipient organization's policies.
- Be reasonable, ordinary, customary and lawful in the country or region where they are exchanged.
- Not be intended to improperly influence business decisions.
- If a gift, not be valued in excess of $150 USD.

Gifts and Entertainment to Government Officials, Employees or Agents

AIG engages in business with many government-owned or controlled clients. These may include central banks, finance ministries, pension funds and other enterprises (including airlines and commercial banks). Many of the representatives of these clients may be deemed to be government officials pursuant to applicable local or international anti-corruption laws. As a result, employees who have contact with government clients must be aware of the potential issues and risks that may arise in dealings with such clients.

Special care must be taken when providing gifts and entertainment to such clients. Any gifts, entertainment or travel must be consistent with AIG's Anti-Corruption Policy and local laws. Many of the countries with or in which AIG conducts business limit the value of gifts, entertainment and travel that their respective government officials may accept.

Gifts and Entertainment to Government Officials, Employees or Agents (continued)

In addition to complying with the AIG Anti-Corruption Policy, all travel, gifts and entertainment provided to a government official must comply with the AIG Expense Management Policy, the AIG Travel and Entertainment Policy and any applicable local business policies.

Relationships with Our Business Partners

Our business partners serve as extensions of AIG. When working on behalf of AIG, business partners are expected to adhere to the spirit of the Code, the AIG Third Party Code of Conduct and to any applicable contractual provisions.

Business partners must not act in a way that is prohibited or considered improper for an employee. We must all ensure that customers, producers, agents, and suppliers do not exploit their relationship with AIG or use AIG's name in connection with any fraudulent, unethical or dishonest transaction.

AIG business partners are expected not to create incentives for employees or others who do business with AIG to violate the Code's standards.

Supplier Diversity

AIG seeks supplier partnerships with diverse businesses. We particularly value suppliers that share AIG's dedication and commitment to diversity and social responsibility.

Each of us is expected to support AIG's Supplier Diversity Program by promoting the use of suppliers that meet the program's qualifications.



Delivering on our Commitments

Relationships with Our Business Partners

- Be aware of business practices of AIG agents and other representatives to ensure that proper means are used to deliver our services.
- Perform appropriate due diligence regarding potential agents, consultants and independent contractors prior to engaging their services.
- Never pressure or encourage AIG suppliers or agents to engage in improper activities.
- Treat suppliers, agents, and other representatives with respect and consideration.

Fair Dealing

AIG seeks competitive advantages only through legal and ethical business practices. Each of us must conduct business in a fair manner with our customers, service providers, suppliers and competitors. Do not disparage competitors or their products and services. Improperly taking advantage of anyone through manipulation, concealment, abuse of privileged information, intentional misrepresentation of facts or any other unfair practice is not tolerated at AIG.

Delivering on our Commitments

Fair Dealing

- Conduct business with customers and suppliers in a manner that demonstrates our commitment to fair competition.
- Provide truthful and accurate marketing information.
- Gather information about competitors only according to legal and proper means and in a manner that reinforces AIG's integrity.
- Never use improper or questionable methods to gather information about competitors.
- Never misrepresent yourself or your purpose in business interactions with a potential or current AIG customer or business partner.

Antitrust and Fair Competition

AIG competes vigorously and fairly around the world. We seek to maintain and grow our business through superior products and services – not through improper or anticompetitive practices. We strive to understand and comply with global competition and antitrust laws.

These laws are complex. Employees who are unsure of appropriate practices should consult with their business unit compliance officer for additional information and clarification.

The following guidelines will help ensure fair business conduct and appropriate competition.

Do:

- Compete vigorously and lawfully in every market in which AIG participates, making all business decisions in the best interest of AIG.
- Obtain information about AIG's competitors only from lawful and appropriate sources.
- Comment on competitors or their products or services based only on factual information.

Do not:

- Agree formally or informally with a competitor to fix prices or other terms of sale, rig bids, set production or sales levels, or allocate customers, markets, or territories.
- Discuss any of the following with a competitor: prices, bids, customer sales, commissions, and terms of sale, profits, margins, costs, production, inventories, supplies, marketing plans or other competitively sensitive information.
- Attend meetings with competitors at which sensitive information, including the subjects mentioned in the above two bullets, is discussed.
- Agree with others outside of AIG as to the suppliers or customers with which to do business.
- Make unsubstantiated or untruthful comparisons to competitors, their products or services.
- Obtain competitively sensitive information from AIG's competitors or those known to have a duty of confidentiality to such competitors.



Warning Signs!

Antitrust and Fair Competition

Antitrust and competition laws vary among countries and states. These variations result in certain actions being permitted in some countries or states and prohibited in others. If you encounter any of the activities set forth below and are not sure whether these activities are lawful, contact your business unit compliance officer for advice on how to proceed:

- Attempts to dictate or control a customer's resale prices.
- Making the sale of any product or service conditional on a customer's purchase of another product or service.
- Offering a customer prices or terms more favorable than those offered to a similarly situated competitor of the customer.
- Restricting a customer or supplier from dealing with a competitor.
- Selling products or services below cost or other unfair pricing or promotion practices.

Competitive Information

AIG prohibits using illegal or unethical means to obtain competitor or supplier confidential information, including trade secrets. You may obtain information about AIG's competitors only from lawful and appropriate sources. You must not obtain competitively sensitive information from AIG's competitors or those known to have a duty of confidentiality to such competitors.

Never improperly obtain, disclose or use others' trade secrets. Offers of confidential information that may have been obtained improperly must be immediately reported to the business unit compliance officer.

Warning Signs!

Use Caution when Obtaining Competitive Intelligence, such as:

- Retaining documents or computer records from prior employers.
- Pressuring or encouraging new employees to discuss confidential information from previous employers.
- Obtaining information through any behavior that could be construed as "espionage" or "spying," or in a manner in which you would not be willing to fully disclose.
- Unreasonably relying on third parties' claims that business intelligence was obtained properly.

Our Commitments in the Marketplace

Q: Do data privacy laws cover only sensitive personal information, such as medical data, social security numbers, credit card numbers and pension account numbers?

A: No. Data privacy laws potentially apply to all information that identifies or relates to a specific individual. For example, customers' e-mail addresses, contact details, preferences, voice and image may be considered Personal Information protected by applicable data privacy laws when such information can be linked to an identifiable individual.

Q: What is meant by a valid business purpose for accepting gifts or entertainment?

A: Employees are paid by AIG to act in its best interests. An example of a valid business purpose for accepting entertainment would be lunch from a business partner to discuss business issues and build a stronger working relationship. In contrast, accepting gifts of personal items such as jewelry does not further a business interest of AIG. Such gifts should be declined as they may compromise employee loyalty or create an obligation to the giver.

Q: To help me do a better job at AIG, I kept several documents from my previous employer. These documents describe marketing initiatives my prior employer used. Can I use these documents at AIG?

A: If the documents contain your former employer's confidential or proprietary information then you cannot use or share this information. AIG expects all employees to honor any disclosure or use restrictions on confidential information obtained from former employers or other third parties. You may not use or share this information until you have consulted with your business unit compliance officer.



Our Commitments to Our Shareholders

Shareholders entrust their assets to us. AIG safeguards these assets by acting with integrity in all our business practices.

Financial Reporting

Shareholders, business partners, regulators and the public rely on our financial reports to make decisions. Our financial reports must be truthful, complete, timely, fair, accurate and understandable. To ensure that we consistently meet these standards, only authorized employees may provide financial reports to external parties.

Accurate Business Records

Business records must always be prepared honestly and accurately. Information on business records must never be falsified or altered. We must never be dishonest or deceptive in maintaining AIG records, or otherwise attempt to mislead AIG's management, auditors, regulators or shareholders. Business records include information in any medium, including hard copies, electronic records, e-mails, instant messages, video and backup tapes.

Records Management

We must always comply with all applicable records and information management policies ("RIM Policies"). These policies apply to the retention and disposition of all information created, received or maintained by AIG in any medium, including but not limited to hard copies, electronic records, e-mails, instant messages, video and backup tapes.



We must maintain essential information that has appreciable value to AIG operations and administration and/or information that is subject to legal, regulatory, or business retention requirements ("Company Records") for the period specified in the appropriate Retention Schedule. However, non-Company Records, including duplicates, drafts, transitory information and Company Records whose retention period has expired according to the applicable Retention Schedule should be disposed of so long as they are not subject to a Preservation Notice.

Records Management (continued)

A Preservation Notice is a directive to employees to preserve documents or information – whether in paper or electronic form and wherever stored or maintained – that concerns a governmental inquiry, investigation, litigation, subpoena or other legal proceeding.

When you receive a Preservation Notice you must take immediate steps to preserve – and must not delete, destroy, or otherwise alter in any manner – any documents and information that fall under the categories specified in the Preservation Notice until you receive written notice that the Preservation Notice is no longer in effect, regardless of whether the retention period in the applicable Retention Schedule has expired. Questions about Preservation Notices should be directed to the individual who issued the Preservation Notice.

Safeguarding AIG Resources

To best serve our customers and shareholders, it is vital that we demonstrate proper care and use of our resources.

Physical Property
AIG property, including real estate, data infrastructure, equipment and supplies, must be protected from misuse, damage, theft or other improper handling.



Personal Security
It is the responsibility of all employees to remain vigilant about safety and security. AIG operates in many different locations and facilities around the world, and different policies and practices may be more feasible in different jurisdictions. Questions regarding safety and security should be directed to AIG's Global Security Group or the local or regional security officer.

Intellectual Property
AIG intellectual property is a creative work or invention, typically with commercial value. There are five categories of intellectual property relevant to AIG's business: trademarks and service marks, copyrights, domain names, patents and trade secrets. Each of us is required to safeguard the intellectual property belonging to AIG and its business partners and to respect the intellectual property of third parties.

Delivering on our Commitments

Intellectual Property

- Never improperly use AIG intellectual property.
- Never disclose non-public intellectual property without approval.
- Protect AIG intellectual property by obtaining, or helping others obtain, patents, trademarks, service marks or copyrights as appropriate.
- Never use a previous employer's intellectual property without permission.
- Never use or copy software or documentation, except as specified in the licensing agreement. AIG respects the limitations placed upon software by the developer or distributor.

Funds

AIG funds are to be used responsibly and solely for AIG business. Corporate credit cards issued to employees for payment of business expenses may not be used for personal expenses. Each of us has a responsibility to safeguard AIG funds from misuse or theft and ensure that AIG receives value when spending AIG funds. We may only seek reimbursement for actual, reasonable and authorized business expenses.

Information Technology Systems

AIG's information technology systems include, but are not limited to, computers, networking systems, e-mail and instant messaging systems, mobile devices, telephone and other voice systems, video conferencing and other video systems, scanning and printing resources, card-key access systems and other computer-processed information. Each of us has a responsibility to protect these systems and the data resident on them from improper access, damage, loss or theft.

Further, AIG's information technology systems are the property of AIG and intended for use for business purposes. Unless prohibited by AIG Policy or applicable law or labor agreement, occasional, incidental, appropriate personal use by employees of AIG's information technology systems may be permitted if the use does not interfere with your work performance, have undue impact on the operation of the information technology system, or violate any other AIG policy, guideline, standard or applicable law. However, subject to applicable legal requirements, when you use AIG's information technology systems you should have no expectation of privacy as such systems may be scanned, monitored, and reviewed by AIG for the legitimate purposes outlined in the Employee Privacy section of this Code.

Messages and any other communications sent or received using AIG's information technology systems are not to be used to create, store, or transmit information that is hostile, malicious, unlawful, sexually explicit, discriminatory, harassing, profane, abusive or derogatory. These systems also are not to be used to intentionally access internet web sites or other online services that contain similar content.

Warning Signs!

Avoid the following to Protect Our Sensitive Information

- Discussing confidential information loudly or openly when others might be able to hear.
- Discussing AIG proprietary information with third parties without authorization and a non-disclosure agreement in place.
- Discussions about AIG proprietary information with customers or suppliers without proper approval and knowledge of the status of the relationship as confidential or non-confidential.
- Improperly discarding confidential drafts and notes.



Q&A

Our Commitments to Our Shareholders

Q: I think I found an error in a financial summary prepared by an outside auditor. The information is submitted for inclusion in a public disclosure. How should I raise my concern?

A: It is critical that you notify someone with the authority to address the issue. The error could be serious. You have a responsibility to raise your concern with appropriate individuals immediately. If unsure, contact your manager, the business unit compliance officer, the Compliance Help Line at 1-877-244-2210, or e-mail the Accounting Hotline at accountinghotline@aig.com.

Q: My manager asked me to prepare a purchase order for services that cost $30,000 USD. Her spending authority is only $25,000 USD. Can I divide the order into two purchase orders to avoid getting higher-level approval?

A: No, you may not. Not getting the proper approvals violates AIG Policy, which is designed to ensure that adequate internal accounting controls are maintained and operating effectively. If you are uncomfortable telling your manager, alert the business unit compliance officer.

Q: I was attending a meeting with several other AIG managers in a hotel conference room. At lunchtime, everyone left their laptops in the room. I felt uneasy, but I did the same. Should I have done something else?

OUR COMMITMENTS TO OUR SHAREHOLDERS (continued)

A: Yes, the situation should have been handled differently. The laptops and the information on them are AIG property and frequently include confidential or sensitive data. You have a responsibility to ensure that the equipment and information is protected from loss, theft or inadvertent disclosure. You and your co-workers should have either secured the equipment/room or chosen someone to stay with the equipment.

Q: I just learned that employees of a vendor have been given broad access to our networks. I don't think they need that type of access to do their work. Isn't this putting AIG information at risk? What should I do?

A: You may be right, but you may not have all the information. You should first discuss the situation with your manager. If further actions are required, you or your manager should contact the business unit compliance officer.



Our Commitments as Corporate Citizens

Through our products, services and responsible business practices, AIG strives to improve the quality of life in every country where we do business. Promoting compliance with the laws and regulations that apply to our business is the foundation of corporate citizenship.

Sustainability

Through sustainable practices, each of us can do our part to help AIG make a positive contribution to society and the environment. Our environmental insurance operations lead the way in providing solutions that promote a cleaner and safer environment. Our insurance businesses have a long history of helping our customers recover from natural disasters.

Over the years, the AIG companies have invested in developing "green funds" that invest in projects and technology that benefit the environment. Investing in the countries throughout the world where we do business is a core strategy benefiting local economies and one with a long tradition at AIG.



Charitable Contributions

AIG has a longstanding commitment to community involvement and charitable contributions. AIG companies give back to the communities they serve by organizing and supporting volunteer activities and outreach programs, through its Matching Grants Program and through the Disaster Relief Fund, which provides a wide range of assistance to victims of natural and man-made disasters and emergencies around the world. AIG also provides its employees with Volunteer Time Off to support activities that enhance and serve communities in which employees work. Any questions regarding these programs should be directed to AIG Corporate Communications.

Political Activities

It is important that personal political activities or interests do not conflict with responsibilities at AIG or imply AIG's support. Specifically:

- AIG's name should never be used by employees running for a political office, other than to identify AIG as their employer.
- Holding or campaigning for political office by employees must not create, or appear to create, a conflict of interest with AIG duties.

Political Activities (continued)

The laws and regulations governing corporate political activities, political advocacy ("lobbying") and contributions are complex. The directors of AIG's Government Affairs or State Relations of the AIG Global Regulatory Group must be consulted to ensure such activities are permitted and are consistent with AIG's business strategy for the region. Specifically:

- AIG funds or other AIG assets are never to be used for political purposes, including lobbying, without first consulting the directors of AIG's Government Affairs or State Relations of the AIG Global Regulatory Group.
- No employee should have contact with elected or appointed government officials in connection with political activities or lobbying on behalf of AIG without prior clearance from the directors of Government Affairs or State Relations of the AIG Global Regulatory Group.
- Only authorized representatives can make corporate contributions to political candidates for public office on behalf of AIG.

Trading in Securities

In conducting AIG business, employees often learn material information about AIG or other companies before the information is available to the public. Transacting in securities while in possession of material nonpublic information, or "tipping" this information to others, is against AIG policy and violates the law.



The restrictions on the trading of securities – both AIG securities and those of other companies – are detailed in the AIG Insider Trading Policy (which applies to all employees and your immediate family members). Generally:

- You may not purchase or sell AIG securities while in possession of material nonpublic information relating to AIG.
- You may not purchase or sell securities of another company if you are in possession of material nonpublic information about that company obtained during the course of employment with AIG.
- When you are in possession of material nonpublic information about AIG, or about any other company if such information was obtained in the course of employment with AIG, you may not pass on (or "tip") that information to others or recommend that anyone purchase or sell the securities of AIG or that company.

All employees are prohibited from engaging in the following:

- Hedging transactions with respect to AIG securities;
- "Short selling" of AIG securities; and
- Trading derivative securities, such as "put" or "call" options, swaps or collars related to AIG securities.

There are additional restrictions on employees who are "Designated Officers" and "Access Persons" as those terms are defined in the AIG Insider Trading Policy.

Prior to engaging in any securities trading activity, consult the AIG Insider Trading Policy to determine whether your transaction is permissible under the Policy. In addition, employees of certain AIG subsidiaries may also be subject to other insider trading policies, including pre-clearance and reporting requirements in regard to their personal trading activities.

Any questions about the Policy or the rules and restrictions described above, should be directed to the Corporate Securities Group in the AIG Global Legal Department.



Money Laundering Prevention

AIG is committed to meeting its responsibilities to help prevent money laundering and terrorist financing. These responsibilities generally include identifying clients, monitoring client activity and reporting suspicious or unusual activity consistent with applicable laws. Employees are required to abide by anti-money laundering policies established by AIG and its business units. Suspicious activity reporting requirements are time sensitive. Contact your manager or the Business Unit compliance officer as soon as you have a concern that an activity might be unusual or suspicious. For more information on this topic, please see the AIG Global Anti-Money Laundering Policy.

Economic Sanctions, AntiBoycott, and Export Control Laws

In compliance with U.S. and other applicable economic sanctions programs, employees are prohibited from conducting business with or benefiting: (1) designated individuals or entities (involved in or connected to certain activities, including global terrorism, weapons proliferation or narcotics trafficking); and (2) certain countries, their governments (including government agents and government-owned entities) as well as nationals and private entities located in those countries. To determine if a third party is subject to these prohibitions, consult with the business unit compliance officer.

As a global organization, AIG employees may be required to follow economic sanctions or embargo laws of multiple jurisdictions. Since countries' laws may conflict, in such a situation it is important that you contact the business unit compliance officer.

Employees are prohibited from participating in boycotts that are not supported by the U.S. Government. If you are asked to participate in, or to provide information that may be used for the furtherance of such a boycott, report the matter immediately to your business unit compliance officer.

Employees must also comply with applicable export control laws. To determine if exports or reexports are subject to controls or prohibitions, consult with your business unit compliance officer.

For more information on these topics, please see the AIG Economic Sanctions Policy, the AIG Global Anti-Boycott Policy, and the AIG Global Export Controls Policy.

Communicating with the Public

Only persons who are authorized to do so may speak on behalf of AIG, and the information they provide must be full, fair, accurate, timely and understandable. All requests from the media must be referred without comment to AIG's Corporate Communications Departments or to the communications team supporting the business in question. Employees are not permitted to make statements to or answer questions from the media without authorization.

All inquiries from broker-dealers, analysts, investment managers, other securities market professionals and security holders of AIG, must be immediately referred without comment to AIG Corporate Investor Relations.

If any material nonpublic information with respect to AIG is inadvertently disclosed in any external communication, the AIG General Counsel must be notified immediately so that public disclosure can be made promptly.

Communicating with Regulators and Other Government Officials

Inquiries from regulators – outside the normal course of AIG's regulatory relationships – must be reported immediately to the business unit compliance officer and the AIG Global Regulatory Group in accordance with established criteria before a response is made. Financial reporting-related inquiries may be responded to by authorized comptrollers. Responses to regulators must contain complete, factual and accurate information. During a regulatory inspection or examination, documents must never be concealed, destroyed or altered, nor should lies or misleading statements be made to regulators. Requests from auditors are subject to the same standards.

Social Media

Social media usage can have an effect on AIG's reputation. Social media, or websites and online tools that allow users to interact with each other, may lead to disclosure of AIG's confidential or proprietary information, the transmittal of unlawfully harassing, threatening, defamatory or discriminatory comments about the Company, its employees and/or customers, or violate local, state or federal laws, or the rules of self-regulatory organizations. Even though most social media sites are inaccessible through AIG's information technology systems, AIG has an interest in your use of social media both at and outside of work. Unless you have been expressly authorized by management to speak on behalf of AIG, when using social media you must make it clear that the views expressed are yours alone; in no event should you ever give the impression that you are speaking on behalf of AIG. Any questions about the use of social media, or the applicable policies governing the use of social media, should be directed to the business unit compliance officer, AIG Corporate Communications, or Global Employee Relations.

Government Business

Doing business with governments may present different risks than business in the commercial marketplace. Laws relating to contracting with international, federal, state, and local agencies generally are more stringent and complex. Certain conduct and practices that might be acceptable in the commercial setting may be prohibited in the public sector. You should therefore consult with management or the business unit compliance officer before you make any decision about doing business with government entities.

Anti-Corruption and Bribery

We must never use improper means to influence another's business judgment. No employee, agent or independent contractor may provide bribes or other improper benefits to another person in order to obtain or retain business or an unfair advantage in any business interaction.

Payments or promises to pay something of value to obtain or retain business or otherwise secure an improper advantage must never be made to a government official or employee. Government officials may include employees of enterprises that are controlled or owned in whole or in part by a government.

Anti-Corruption laws also prohibit the creation of inaccurate or false books and records and they require companies to develop and maintain adequate controls regarding corporate assets and accounting. All employees and officers, no matter where they are located, are required to comply with the U.S. Foreign Corrupt Practices Act, in addition to the anti-corruption laws of the country in which they are located.

Any employee who has knowledge of, or in good faith suspects, a violation of any of these laws, regulations, or Policies must report them promptly to the business unit compliance officer.

Q&A

Our Commitments as Corporate Citizens

Q: **I heard from my manager that a new supplier is being used in connection with a newly-developed product that will be announced to the public in four weeks. Investing in that supplier seems like a great investment idea. Can I let others know?**

A: No. This type of information is considered material non-public information. You cannot trade while possessing it, nor should you share it with others.

Q: **If I am asked to comment about AIG's financial outlook by a member of the media, may I give my opinion if I state it as such?**

A: No. You may not provide any comments or personal opinion to the press without prior approval from AIG Corporate Communications. You should refer all media requests for information without comment to Corporate Communications.

Q: **An executive of a state-owned company has suggested that if we make a donation to a local charity he believes our sales efforts in his country would be more favorably received. I'm uncomfortable with this. What should I do?**

A: You are right to be uncomfortable. The payment may be a violation of anti-bribery laws. Discuss the situation with your business unit compliance officer.

The *AIG Code of Conduct* is not an employment contract. Nothing in the Code should be construed as a promise of any kind or as creating a contract regarding wages or any other working conditions. Employees have the unqualified right to terminate their relationship at any time for any reason, subject to any written employment agreement. Likewise, subject to any applicable laws and any written employment agreement, AIG has the right to discharge or discipline any employee with or without just cause or prior warning.

ANNEX E

(Please see the attached.)

AMERICAN INTERNATIONAL GROUP, INC.
CORPORATE GOVERNANCE GUIDELINES
(Effective March 13, 2013)

I. INTRODUCTION

The Board of Directors (the "Board") of American International Group, Inc. ("AIG"), acting on the recommendation of its Nominating and Corporate Governance Committee, has developed this set of Corporate Governance Guidelines to promote the effective functioning of the Board and its committees, to promote the interests of shareholders and to set forth a common set of expectations as to how the Board, its various committees, individual directors, and management should perform their functions.

II. ROLES OF BOARD AND MANAGEMENT

The business of AIG is conducted by management under the oversight of the Board. The roles of the Board and management are related, but distinct. AIG's business strategy is developed and implemented under the leadership and direction of the Chief Executive Officer by its officers and other employees. The members of the Board serve as the elected representatives of the current and future shareholders, act as advisers and counselors to the Chief Executive Officer and senior management and oversee management's performance on behalf of the shareholders. In performing its general oversight function, the Board reviews and assesses AIG's strategic and business planning as well as management's approach to addressing significant risks and challenges facing AIG. As part of this function, the Board reviews and discusses reports regularly submitted to the Board by management with respect to AIG's performance, as well as significant events, issues and risks that may affect AIG's business or financial performance. In performing its oversight function, the Board and its members will maintain frequent, active and open communication and discussions with the Chief Executive Officer and the management of AIG.

III. BOARD COMPOSITION

The size and composition of the Board is to be determined from time to time by the Board itself in an effort to balance the following goals:

- The size of the Board should facilitate substantive discussions by the whole Board in which each director can participate meaningfully. Given the size and complexity of the businesses in which AIG is engaged, as well as the value of diversity of experience and views among Board members, the Board currently believes that it will be desirable over time to have a Board of between 8 and 14 members (allowing that a larger or smaller number may be necessary or advisable in periods of transition or other particular circumstances).

- In order to provide oversight to management, given AIG's complex businesses, the composition of the Board should encompass a broad range of skills, expertise, industry knowledge and diversity of opinion.

- At least two-thirds of the Board will consist of directors who are, under the New York Stock Exchange, Inc. ("NYSE") listing standards, "independent" in the business judgment of the Board ("Independent Directors").

IV. THE CHAIRMAN OF THE BOARD

A. *Selection of the Chairman.* The Board will select its Chairman in the manner it considers to be in the best interests of AIG at any given point in time. At the current time, the policy of the Board, reflected in the by-laws, is that (1) the role of Chairman should be separate from that of the Chief Executive Officer and (2) the Chairman should be selected from the Independent Directors.

The selection of the Chairman will be reviewed annually. In connection with this review, the Nominating and Corporate Governance Committee will conduct an independent evaluation of the Chairman. Under normal circumstances, the same individual should not serve as non-executive Chairman for more than five years.

B. *Duties of the Chairman.* The Chairman will have the duties assigned by the Board. It is the Board's current policy that the Chairman's duties include:

- Preparing agendas for meetings of the Independent Directors;
- Chairing meetings of the Board as well as executive sessions of the Independent Directors;
- Overseeing the preparation of agendas for meetings of the Board in consultation with the Chief Executive Officer;
- Leading the Board in the process of periodic reviews of the performance of the Chief Executive Officer, as well as in discussions regarding the Chief Executive Officer's reports on senior management performance and management succession issues and plans;
- Discussing with the Chief Executive Officer the implementation of AIG's strategic initiatives and plans;
- Overseeing the process of informing the Board through timely distribution of information and reports;
- Overseeing the processes of annual Board and Committee self-evaluations; and
- Serving as an *ex-officio*, non-voting member of each standing committee of the Board of which he is not a member. The Chairman's participation as an *ex-officio* member at any meeting will not affect the presence or absence of a committee's quorum. In acknowledgment of the numerous

committee meetings, the Chairman will decide, in his sole discretion, which committee meetings he will attend in an *ex-officio* capacity.

V. SELECTION OF DIRECTORS

The Nominating and Corporate Governance Committee is responsible for recommending a slate of directors to the Board for election at the annual meeting of shareholders, for recommending candidates to fill vacancies occurring between annual meetings and for periodically recommending candidates for election to the Board.

A. *Nominations*. The Board, based on the recommendations of the Nominating and Corporate Governance Committee, will select nominees for the position of director considering the following criteria:

- High personal and professional ethics, values and integrity;
- Ability to work together as part of an effective, collegial group;
- Commitment to representing the long-term interests of AIG;
- Skill, expertise, diversity, background, and experience with businesses and other organizations that the Board deems relevant;
- The interplay of the individual's experience with the experience of other Board members; the contribution represented by the individual's skills and experience to ensuring that the Board has the necessary tools to perform its oversight function effectively; and the extent to which the individual would otherwise be a desirable addition to the Board and any committees of the Board;
- Ability and willingness to commit adequate time to AIG over an extended period of time.

B. *Evaluation of Nominees*. The Nominating and Corporate Governance Committee will discuss and evaluate possible candidates in detail prior to recommending them to the Board. The Nominating and Corporate Governance Committee will also be responsible for initially assessing whether a candidate would be an Independent Director. The Board, taking into consideration the assessment of the Nominating and Corporate Governance Committee, will determine whether a nominee or appointee would be an Independent Director. The Board has adopted Director Independence Guidelines to assist in this process. A copy of those Guidelines is attached as Annex A to these Corporate Governance Guidelines.

C. *Shareholder Nominations*. The Nominating and Corporate Governance Committee will give appropriate consideration to candidates for Board membership proposed by shareholders and will evaluate such candidates in the same manner as other candidates identified by or submitted to the Nominating and Corporate Governance Committee.

Shareholders may propose nominees for consideration by the Nominating and Corporate Governance Committee by submitting names and supporting information to: Chairman, Nominating and Corporate Governance Committee, c/o Vice President–Corporate Governance and Special Counsel and Secretary to the Board, American International Group, Inc., 180 Maiden Lane, New York, NY 10038. All shareholder recommendations as to possible Board members must comply with the information and timing requirements set forth in AIG's by-laws.

D. *Orientation and Continuing Education.* Management, working with the Board, will provide an orientation process for new directors, including background material on AIG, its business plan and its risk profile, and meetings with senior management. Management will also provide a continuing education program for directors regarding matters relevant to AIG, its business plan and risk profile, as well as other appropriate subjects.

VI. ELECTION, TERM AND RETIREMENT OF THE DIRECTORS

A. *Election and Term.* A director holds office until the annual meeting of shareholders next succeeding his or her election and until a successor is elected and qualified or until his or her earlier resignation or removal. In light of the complexities of AIG's businesses and the time it takes for a director to become familiar with them, the Board does not believe that term limits are appropriate.

B. *Voting for Directors.* The Board shall nominate for election as directors only incumbent candidates who have tendered, prior to the mailing of the proxy statement for the annual meeting at which they are to be re-elected as directors, irrevocable resignations authorized by Section 141(b) of the Delaware General Corporation Law that will be effective upon (i) the failure to receive the required vote at any annual meeting at which they are nominated for re-election[1] and (ii) Board acceptance of such resignation. In addition, the Board shall fill director vacancies and new directorships only with candidates who agree to tender, at or prior to the time of their appointment to the Board, the same form of resignation tendered by other directors in accordance herewith. The Nominating and Corporate Governance Committee shall consider such irrevocable resignation and shall recommend to the Board the action to be taken. Any director whose resignation is under consideration shall not participate in the Nominating and Corporate Governance Committee recommendation regarding whether to accept the resignation. The Board shall accept such resignation unless it determines that the best interests of the Corporation and its shareholders would not be served by

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[1] The AIG by-laws provide that each director shall be elected by the vote of the majority of the votes cast (meaning the number of shares voted "for" a nominee must exceed the number of shares voted "against" such nominee) at any meeting for the election of directors at which a quorum is present, provided that the directors shall be elected by a plurality of the votes cast (instead of by votes "for" or "against" a nominee) at any meeting involving a contested election for one or more directors (meaning more directors have been nominated for election than directorship positions available).

doing so. The Board shall take action within 90 days following certification of the vote, unless such action would cause AIG to fail to comply with any requirement of the New York Stock Exchange or any rule or regulation promulgated under the Securities Exchange Act of 1934, in which event AIG shall take action as promptly as is practicable while continuing to meet such requirements. The Board will promptly disclose its decision and the reasons therefore, in a periodic or current report filed with the Securities and Exchange Commission.

C. *Director Retirement*. No individual shall stand for election as a director after reaching the age of 75. The Board, however, upon the recommendation of the Nominating and Corporate Governance Committee, may waive this limitation for any director for a period of one year, if it is deemed to be in the best interests of AIG.

D. *Former CEOs*. No individual who has served but is not currently serving as Chief Executive Officer of AIG shall serve as a director.

E. *Change in Status*. If (other than as a result of retirement) a director's principal occupation changes from that at the time such director was last nominated for election, then such director shall inform the Chairman of the Nominating and Corporate Governance Committee of the change and shall tender his or her resignation for consideration by the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee will recommend to the Board the action to be taken with respect to such resignation.

F. *Board Vacancies*. In the event that a vacancy on the Board is created for any reason, and it is determined by the Nominating and Corporate Governance Committee that the vacancy is to be filled, the Nominating and Corporate Governance Committee will consider the views of interested shareholders, as it is deemed appropriate.

VII. BOARD MEETINGS

The Board currently plans to hold at least six regular meetings each year, with further meetings to occur when called by the Chairman or the Chief Executive Officer or if requested by two directors as provided in the by-laws.

The Chairman will oversee the preparation of the agendas for meetings of the Board in consultation with the Chief Executive Officer. Any director may suggest the inclusion of additional subjects on the agenda. The agenda for each committee meeting will be established by the respective committee chairman. Management will endeavor to provide all directors an agenda and appropriate materials in advance of meetings, although the Board recognizes that this will not always be consistent with the timing of transactions, the operations of the business and, in certain cases, it may not be desirable to circulate materials in advance of the meeting. Materials presented to the Board or its committees should be as concise as practicable but consistent with the need to provide the information needed for the directors to make an informed judgment and engage in informed discussion. As provided in the by-laws, the Board or any committee thereof may also take action by unanimous written consent.

VIII. EXECUTIVE SESSIONS

To ensure free and open discussion and communication among the Independent Directors of the Board, the Independent Directors will meet in executive sessions, with no members of management present, in conjunction with each regular (non-telephonic) meeting of the Board. The Chairman will preside at the executive sessions unless the Chairman is unable to attend, in which case the Independent Directors will designate one of the other Independent Directors to preside. In addition, unless the Chairman decides it to be unnecessary, the Chief Executive Officer will join a portion of each executive session to give the Independent Directors an opportunity to consult with the Chief Executive Officer.

IX. THE COMMITTEES OF THE BOARD

A. *Committees*. The Board will have at least the following standing committees: Audit Committee; Compensation and Management Resources Committee; Finance and Risk Management Committee; Regulatory, Compliance and Public Policy Committee; and Nominating and Corporate Governance Committee. The Audit Committee, the Compensation and Management Resources Committee, and the Nominating and Corporate Governance Committee must each have a written charter satisfying the rules of the NYSE. The Audit Committee and the Compensation and Management Resources Committee must also satisfy the requirements of Securities and Exchange Commission ("SEC") Rule 10A-3 and SEC Rule 10C-1, respectively. Each committee chairman will give a report to the Board periodically on his or her committee's activities.

B. *Composition of the Committees*. The Audit Committee, the Compensation and Management Resources Committee, and the Nominating and Corporate Governance Committee will each be composed of at least three directors all of whom are Independent Directors. Each other standing committee will have a majority of members who are Independent Directors. In the case of the Audit Committee, the Committee Chairman and a majority of the members also will be "Audit Committee Financial Experts" as defined in the rules and regulations of the SEC, and all members will be "financially literate" as determined by the Board (based upon a determination and recommendation by the Nominating and Corporate Governance Committee) in accordance with NYSE listing standards. Any additional qualifications required for the members of each committee will be set out in the respective committee's charter. A director may serve on more than one committee for which he or she qualifies.

Membership of committees will be reviewed by the Nominating and Corporate Governance Committee, which will make recommendations to the Board regarding composition of each of the committees of the Board at least annually. In that regard, the Board believes that rotation of members and chairmen of its committees is desirable. The Board does not believe, however, that fixed time periods for rotation are desirable. As a general rule, the Board believes that a director should serve as chairman of the same committee for not less than three consecutive years and for not more than five years.

X. BOARD RESPONSIBILITIES

A. *Overall Business Strategy*. The Board will periodically review and approve AIG's overall strategic and business plans.

B. *Chief Executive Officer*. The Board will be responsible for the selection and evaluation of the Chief Executive Officer.

C. *Management Succession*. The Chief Executive Officer shall present, at least annually, to the Compensation and Management Resources Committee a management succession plan, to ensure that future selections are appropriately considered. The principal components of this plan are:

- A proposed plan for Chief Executive Officer succession, both in an emergency situation and in the ordinary course of business; and

- The Chief Executive Officer's plan for management succession for the other policy-making officers of AIG.

The Compensation and Management Resources Committee shall provide a report to the Board on the management succession plan. The Board shall review and consider the plan and any recommendations of the Compensation and Management Resources Committee.

D. *Evaluating and Approving Compensation for the Chief Executive Officer*. The Board, acting through the Compensation and Management Resources Committee, evaluates the performance of the Chief Executive Officer against AIG's goals and objectives and determines the compensation of the Chief Executive Officer. The determination of the Compensation and Management Resources Committee with respect to the Chief Executive Officer's compensation shall be subject to the approval or ratification of the Board as provided in the by-laws.

E. *Executive Compensation*. The Compensation and Management Resources Committee makes recommendations to the Board with respect to (1) AIG's general compensation philosophy, (2) the compensation programs applicable to senior executives of AIG and (3) the development and implementation of other AIG compensation programs.

The Board and the Compensation and Management Resources Committee are committed to the full, fair and transparent disclosure of executive compensation. This commitment will be considered in connection with AIG's public disclosures regarding executive compensation.

F. *Board Compensation.* The Nominating and Corporate Governance Committee periodically reviews and makes recommendations to the Board regarding the form and amount of the compensation of members of the Board. The Board will set the form and amount of director compensation, taking into account the recommendations of the Nominating and Corporate Governance Committee. Only non-management directors will receive compensation for services as a director.

G. *Reviewing and Approving Significant Transactions.* Board approval of a particular transaction may be appropriate because of several factors, including:

- legal or regulatory requirements;
- the materiality of the transaction to AIG's financial performance, risk profile or business;
- the terms of the transaction; or
- other factors, such as entry into a new business or a significant variation from AIG's strategic plan.

The Board, in conjunction with management of AIG, has developed and will review and update from time to time standards to be utilized by management in determining the types of transactions that should be submitted to the Board for review and approval or notification.

H. *Risk Management.* The Board, the Finance and Risk Management Committee and the Audit Committee receive reports on AIG's significant risk exposures and how these exposures are managed. AIG's Chief Risk Officer provides reports to the Compensation and Management Resources Committee with respect to the risks posed to AIG by its employee compensation plans.

XI. EXPECTATIONS OF DIRECTORS

The business and affairs of AIG are to be managed by or under the direction of the Board in accordance with the laws of the State of Delaware. In performing their duties, the primary responsibility of the directors is to exercise their business judgment in the best interests of AIG. The Board has developed a number of specific expectations of directors to promote the discharge of this responsibility and the efficient conduct of the Board's business.

A. *Commitment and Attendance.* All directors should make every effort to attend every meeting of the Board and every meeting of committees of which they are members. Directors are expected to attend the annual meeting of shareholders. A director may attend meetings (without having a vote or affecting the presence or absence of a quorum) of any committee of which the director is not a member, with the consent of the committee chairman. The Chairman may attend any meetings of committees of which he is an *ex-officio* member in his sole discretion.

Any director who, for two consecutive calendar years, attended fewer than 75% of the regular meetings of the Board and the meetings of all committees of which such director is a voting member will not be nominated for reelection at the annual meeting in the next succeeding calendar year, absent special circumstances that may be taken into account by the Nominating and Corporate Governance Committee in making its recommendations to the Board.

B. *Participation in Meetings*. Each director should be sufficiently familiar with the business of AIG, including its financial statements and capital structure, and the risks and the competition it faces, to facilitate active and effective participation in the deliberations of the Board and of each committee on which he or she serves. Upon request, management will make appropriate personnel available to answer any questions a director may have about any aspect of AIG's business.

C. *Loyalty and Ethics*. In their roles as directors, all directors owe a duty of loyalty to AIG. This duty of loyalty mandates that directors act in the best interests of AIG and not act for personal benefit at the expense of AIG.

AIG has adopted a Director, Executive Officer and Senior Financial Officer Code of Business Conduct and Ethics. Directors should be familiar with the Code's provisions and should consult with AIG's Vice President–Corporate Governance and Special Counsel and Secretary to the Board of Directors in the event of any issues that arise with respect to the matters set forth in the Code.

D. *Other Directorships*. AIG values the experience directors bring from other boards on which they serve, but recognizes that those boards also present significant demands on a director's time and availability and may present conflicts and legal issues. Directors will advise the Chairman of the Nominating and Corporate Governance Committee and the Chief Executive Officer before accepting membership on any other board of directors or other significant commitments involving affiliation with other businesses or governmental units.

It is AIG's policy that the Chief Executive Officer should not serve on the board of directors of more than one public company (other than AIG or a company in which AIG has a significant equity interest). In addition, the Board generally considers it desirable for other directors not to serve on the boards of directors of more than four public companies (other than AIG or a company in which AIG has a significant equity interest) that require substantial time commitments, absent special circumstances.

It is the responsibility of the Nominating and Corporate Governance Committee to review each director's, and each potential director's, overall commitments to help ensure that all directors have sufficient time to fulfill their responsibilities as directors. In considering its nominations of candidates for election to the Board, the Nominating and Corporate Governance Committee may determine that a lesser number of boards of directors than four is appropriate.

E. *Contact with Management.* All directors are invited to contact the Chief Executive Officer at any time to discuss any aspect of AIG's business. It is expected that the Chief Executive Officer will keep the Chairman informed of all significant management, operational and other business developments as they arise. Directors also have complete access to other members of management. The Board expects that there will be frequent opportunities for directors to meet with the Chief Executive Officer and other members of management in Board and committee meetings, or in other formal and informal settings.

Further, the Board encourages management, from time to time, to bring managers into Board meetings who (a) can provide additional insight into the items being discussed because of personal involvement or substantial knowledge in those areas and/or (b) are managers with future potential that the senior management believes should be given exposure to the Board.

F. *Board Interaction with Institutional Investors and the Press.* It is important that AIG speak to employees and outside constituencies with a single voice and that management serves as the primary spokesperson. If a situation does arise in which it seems appropriate for a non-management director to act as a spokesman on behalf of AIG, the director will first consult with the Chief Executive Officer. The foregoing is not intended to preclude the Chairman from speaking on behalf of the Independent Directors or communicating with AIG's stakeholders.

G. *Confidentiality.* The proceedings and deliberations of the Board and its committees are confidential. Each director will maintain the confidentiality of all information received in connection with his or her service as a director.

XII. COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders and other interested parties may communicate directly with one or more directors by (1) writing to them c/o Vice President–Corporate Governance and Special Counsel and Secretary to the Board, American International Group, Inc., 180 Maiden Lane, New York, NY 10038 or (2) email at an address that will be included in the annual proxy statement.

XIII. EVALUATING BOARD AND COMMITTEE PERFORMANCE

AIG believes that self-evaluations of the Board, the standing committees of the Board and individual directors are important elements of corporate governance. Under the general oversight of the Chairman:

- the Board, acting through the Nominating and Corporate Governance Committee, will conduct an annual self-evaluation and evaluation of each member of the Board; and
- each standing committee will conduct an annual self-evaluation, in the manner and to the extent specified in the committee's charter.

XIV. CHARITABLE GIVING

AIG, and its subsidiaries, may make charitable gifts, grants, contributions, commitments and pledges and awards of various types (collectively "gifts") in the ordinary course of their business to charities, including foundations, endowments, trusts, charitable organizations and groups, cultural and educational institutions and others (collectively, "institutions"). The Board has adopted the following guidelines with respect to the making of such gifts:

- Gifts are to be made prudently and to further AIG's business interests, including the enhancement of AIG's reputation and standing in the communities where it operates. It is the responsibility of management to determine whether a gift satisfies this purpose before it is made, pledged or committed.

- Management will provide the Regulatory, Compliance and Public Policy Committee with quarterly reports on all charitable gifts that have been made, pledged or committed for since the last such report that result in gifts aggregating $50,000 or more within the current calendar year to or on behalf of a given institution. Management will also provide an annual report, that will be available upon request, with respect to all charitable gifts that have been made, pledged or committed for during the past calendar year that result in gifts aggregating $50,000 or more to or on behalf of a given institution. Gifts made to institutions under the AIG Matching Grants Program will not be taken into account in calculating the $50,000 or more amount.

- Management will inform the Nominating and Corporate Governance Committee and the Regulatory, Compliance and Public Policy Committee before the making of any proposed gift that would result in gifts aggregating $50,000 or more within any calendar year to or on behalf of an institution of which a Director serves as a director, advisory director (or in a similar capacity) or executive officer. Gifts made to institutions under the AIG Matching Grants Program will not be taken into account in calculating the $50,000 or more amount.

- Directors will not directly solicit gifts from AIG (including any of its subsidiaries) to or on behalf of any institution of which a Director serves as a director, advisory director (or in a similar capacity) or executive officer.

XV. POLITICAL CONTRIBUTIONS

AIG, and its subsidiaries, may make political contributions in the ordinary course of their business to further AIG's business interests. It is the responsibility of management to determine whether a contribution satisfies this purpose before it is made, pledged or committed for. All political contributions will be made in accordance with all applicable laws, rules and regulations.

Management will provide the Regulatory, Compliance and Public Policy Committee with a report, at least annually, with respect to all political contributions that have been made since the last such report. The Regulatory, Compliance and Public Policy Committee will report to the

Board, at least annually, with respect to its review of the report provided by management on political contributions.

XVI. RELIANCE ON MANAGEMENT AND OUTSIDE ADVICE

The Board will have direct access to, and complete and open communication with, senior management and may obtain advice and assistance from internal legal, accounting and other advisors to assist it. In performing its functions, the Board is entitled to rely on the advice, reports and opinions of management as well as legal, accounting and other advisors retained by AIG. The Board may retain, if appropriate, independent legal, accounting and other advisors to assist the Board (or, when appropriate, the Independent Directors), and may determine the compensation of such advisors, and AIG will be responsible for any costs or expenses so incurred. Any retention of advisors by the Compensation and Management Resources Committee must satisfy the requirements of SEC Rule 10C-1 and the related NYSE listing standards.

XVII. AMENDMENT AND WAIVER

In the exercise of its business judgment, these Guidelines may be amended, modified or waived by the Board at any time and from time to time and, when permitted by these Guidelines, waivers may also be granted by the Nominating and Corporate Governance Committee.

Annex A

AMERICAN INTERNATIONAL GROUP, INC.
DIRECTOR INDEPENDENCE STANDARDS

A director having any of the following relationships will be deemed to have a material relationship[1] with AIG[2] and will not be considered "independent":

- The director is, or has been within the last three years, an employee of AIG, or an immediate family member[3] is, or has been within the last three years, an executive officer[4] of AIG.[5]

- During any twelve-month period within the last three years, (1) the director has received any direct compensation from AIG or (2) the director has an immediate family member who has received more than $100,000 in direct compensation from AIG for service as an executive officer, in any such case other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not in any way contingent on continued service).[5]

- (1) The director or an immediate family member is a current partner of a firm that is AIG's internal or external auditor; (2) the director is a current employee of such a firm; (3) the director has an immediate family member who is a current employee of such a firm and who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or (4) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on AIG's audit within that time.

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1 Such relationship may be either direct or as a partner, shareholder or officer of an organization that has a relationship with AIG.

2 "AIG" refers to American International Group, Inc. and its consolidated subsidiaries.

3 "Immediate family member" includes a director's spouse, parents, children, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law, sisters-in-law and anyone (other than domestic employees) who shares the director's home. When applying the relevant look-back provisions of the standards, individuals who are no longer immediate family members as a result of legal separation or divorce or those who have died or become incapacitated shall not be considered.

4 "Executive officer" refers to such entity's president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice president of the entity in charge of a principal business unit, division or function, any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the entity.

5 Employment or compensation received by a director for former service as an interim chairman or Chief Executive Officer does not need to be considered as a factor by the board in determining independence under this test.

- The director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of AIG's present executive officers at the same time serves or served on that company's compensation committee.

- The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments[6] to, or received payments from, AIG for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues.

The following relationships and transactions shall not be deemed material for purposes of the New York Stock Exchange listing standards. The fact that a particular relationship or transaction is not addressed by the below standards or exceeds the thresholds in one or more of these standards shall not create a presumption that the director is or is not "independent".

- A relationship arising solely from a director's status as an executive officer, employee or a greater than 10% equity owner of a for-profit corporation or organization that has made payments to or received payments from AIG so long as the payments made or received during any of the past three fiscal years are not in excess of the greater of $1 million or 2% of the other company's consolidated gross revenues for the fiscal year in which the payments were made (based on the other company's most recently available financial statements).

- A relationship arising solely from director's ownership of 10% or less of the equity interests in an entity that has a relationship or engages in a transaction with AIG.

- A relationship arising solely from a director's position as a director or advisory director (or similar position) of another for-profit organization that engages in a transaction with AIG.

- A relationship arising solely from a director's affiliation with a charitable organization as a director, advisory director (or in a similar capacity) or executive officer that receives contributions from AIG, so long as such contributions (other than employee matching contributions) for a calendar year are not in excess of the greater of $1 million or 2% of the charity's consolidated gross revenues for such year.[7]

- The ownership by a director of equity securities of AIG or of any fund managed by AIG.

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6 Contributions to tax exempt organizations are not considered payments for purposes of this test.

7 Contributions made by AIG to charitable organizations under the AIG Matching Grants Program will not be taken into account for purposes of this test.

- The purchase of insurance, investment or other products or services from AIG, or the maintenance of a brokerage or similar account with AIG, in each case, so long as the relationship or transaction is entered into in the ordinary course of business and is on substantially the same terms as those prevailing at the time for similarly situated persons who are not directors of AIG.

- Any other relationship or transaction that is not required to be disclosed pursuant to Item 404(a) of Regulation S-K.

- A relationship or transaction arising from a combination of relationships or transactions which are not deemed material.

- Any relationship or transaction with an immediate family member of a director that would fall within one of the preceding standards.